CALCULATION OF REGISTRATION FEE

		Proposed	Proposed
		Maximum	Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per Share	Offering Price	Fee(2)

Common Stock, par value $0.01	26,450,000	$61.00	$1,613,450,000	$90,030.51

(1)	Includes 3,450,000 shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any.

(2)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Filed Pursuant to 424(b)(5)
Registration No. 333-159654

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 2, 2009)

23,000,000 Shares

EXPRESS SCRIPTS, INC.

Common Stock

We are offering 23,000,000 shares of our common stock to be sold in this offering. Our common stock is listed on the NASDAQ Global Select Market under the symbol “ESRX.” The last reported sale price on the NASDAQ Global Select Market of the common stock on June 4, 2009 was $62.29 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement to read about important factors you should consider before buying shares of common stock.

	Per Share	Total(1)

Public offering price	$61.0000	$1,403,000,000
Underwriting discount	$1.6775	$38,582,500
Proceeds, before expenses, to Express Scripts, Inc.	$59.3225	$1,364,417,500

(1)	We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 3,450,000 shares of our common stock at the public offering price, less underwriting discounts, to cover over-allotments, if any.

The underwriters are offering our common stock as described in “Underwriting.” Delivery of the common stock will be made to purchasers on or about June 10, 2009.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the related prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Joint Book-Running Managers

J.P.Morgan	Credit Suisse	Citi

Co-Managers

ABN AMRO Incorporated	Deutsche Bank Securities Wachovia Securities	SunTrust Robinson Humphrey

The date of this prospectus supplement is June 4, 2009

PROSPECTUS

ABOUT THIS PROSPECTUS	ii
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	ii
EXPRESS SCRIPTS, INC.	1
RISK FACTORS	2
USE OF PROCEEDS	2
RATIO OF EARNINGS TO FIXED CHARGES	2
DESCRIPTION OF SECURITIES	2
DESCRIPTION OF CAPITAL STOCK	2
DESCRIPTION OF DEBT SECURITIES	4
DESCRIPTION OF WARRANTS	9
DESCRIPTION OF SUBSCRIPTION RIGHTS	10
DESCRIPTION OF PURCHASE CONTRACTS AND PURCHASE UNITS	11
SELLING SECURITYHOLDERS	12
PLAN OF DISTRIBUTION	12
LEGAL MATTERS	13
EXPERTS	13
WHERE YOU CAN FIND MORE INFORMATION	13

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part consists of this prospectus supplement, which describes the specific terms of this offering. The second part consists of the accompanying prospectus, which gives more general information, some of which may not be applicable to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement. You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.

We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, unless otherwise specified or the context requires otherwise, we use the terms “Express Scripts,” the “company,” “we,” “us” and “our” to refer to Express Scripts, Inc. and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information we have included or incorporated by reference in this prospectus supplement and the accompanying prospectus contains or may contain forward-looking statements. These forward-looking statements include, among others, statements of our plans, objectives, expectations (financial or otherwise) or intentions.

Our forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from those projected or suggested in any forward-looking statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Factors that might cause such a difference to occur include, but are not limited to:

•	uncertainties associated with our acquisitions, including our acquisition of the PBM business from WellPoint, Inc., which include uncertainties as to the satisfaction or waiver of conditions to closing, integration risks and costs, uncertainties associated with client retention and repricing of client contracts, and uncertainties associated with the operations of acquired businesses;

•	results in regulatory matters including potential healthcare reform initiatives, the adoption of new legislation or regulations (including increased costs associated with compliance with new laws and regulations and the impact of such matters on the healthcare marketplace), more aggressive enforcement of existing legislation or regulations, or a change in the interpretation of existing legislation or regulations;

•	our leverage and debt service obligations, including the effect of certain covenants in our borrowing agreements, access to capital and increases in interest rates;

•	continued pressure on margins resulting from client demands for lower prices or different pricing approaches, enhanced service offerings and/or higher service levels;

•	costs and uncertainties of adverse results in litigation, including a number of pending class action cases that challenge certain of our business practices;

•	the possible loss, or adverse modification of the terms, of contracts with pharmacies in our retail pharmacy network;

•	the possible termination of, or unfavorable modification to, contracts with key clients or providers, some of which could have a material impact on our financial results;

•	our ability to maintain growth rates, or to control operating or capital costs, including the impact of declines in prescription drug utilization resulting from the current economic environment;

S-ii

•	competition in the pharmacy benefit management, or PBM, and specialty pharmacy industries, and our ability to consummate contract negotiations with prospective clients, as well as competition from new competitors offering services that may, in whole or in part, replace services that we now provide to our customers;

•	changes in industry pricing benchmarks such as average wholesale price and average manufacturer price, which could have the effect of reducing prices and margins;

•	increased compliance risk relating to our contracts with the Department of Defense TRICARE Management Activity and various state governments and agencies;

•	uncertainties and risks regarding the Medicare Part D prescription drug benefit, including the financial impact to us to the extent we participate in the program on a risk-bearing basis, uncertainties of client or member losses to other providers under Medicare Part D, implementation of regulations that adversely affect our profitability or cash flow, and increased regulatory risk;

•	the possible loss, or adverse modification of the terms, of relationships with pharmaceutical manufacturers, or changes in pricing, discount or other practices of pharmaceutical manufacturers or interruption of the supply of any pharmaceutical products;

•	in connection with our specialty pharmacy business, the possible loss, or adverse modification of the terms of our contracts with a limited number of biopharmaceutical companies from whom we acquire specialty pharmaceuticals;

•	the use and protection of the intellectual property, data, and tangible assets that we use in our business, or infringement or alleged infringement by us of intellectual property claimed by others;

•	general developments in the healthcare industry, including the impact of increases in healthcare costs, government programs to control healthcare costs, changes in drug utilization and cost patterns and introductions of new drugs;

•	increase in credit risk relative to our clients due to adverse economic trends or other factors; and

•	other risks described from time to time in our filings with the Securities and Exchange Commission (the “SEC”).

These and other relevant factors, including those risk factors identified in our Annual Report on Form 10-K, our Quarterly Report on Form 10-Q and our other filings under the Securities Exchange Act of 1934, or the Exchange Act, parts of which are incorporated by reference in this prospectus supplement, should be carefully considered when reviewing any forward-looking statement. See “Where You Can Find More Information.”

S-iii

SUMMARY

This summary highlights selected information about us and this offering. This summary is not complete and does not contain all of the information that may be important to you. You should read carefully this entire prospectus supplement and the accompanying prospectus, including the “Risk Factors” section, and the other documents that we refer to and incorporate by reference herein for a more complete understanding of us and this offering. In particular, we incorporate by reference important business and financial information into this prospectus supplement and the accompanying prospectus.

Our Business

We are one of the largest full-service pharmacy benefit management companies in North America and we provide healthcare management and administration services on behalf of our clients, which include health maintenance organizations, health insurers, third-party administrators, employers, union-sponsored benefit plans, workers’ compensation plans and government health programs. We assist plan sponsors in addressing access and affordability concerns resulting from rising drug costs while helping to improve health outcomes. We also work with clients, manufacturers, pharmacies and physicians to increase efficiency in the drug distribution chain, to manage costs in pharmacy benefit, and to improve members’ health outcomes and satisfaction. During the first quarter of 2009, we changed our reportable segments to Pharmacy Benefit Management (“PBM”) and Emerging Markets (“EM”). For the three months ended March 31, 2009, our PBM segment contributed approximately 99% of our operating income.

Our integrated PBM services include network claims processing, home delivery services, patient care and direct specialty home delivery to patients, benefit design consultation, drug utilization review, formulary management, drug data analysis services, distribution of injectable drugs to patients’ homes and physicians offices, bio-pharma services, and fulfillment of prescriptions to low-income patients through manufacturer-sponsored patient assistance programs and company-sponsored generic patient assistance programs. Our specialty pharmacy operations have been integrated with our PBM operations in order to maximize its growth and improve efficiency. Through our EM segment, we provide services including distribution of pharmaceuticals and medical supplies to providers and clinics, distribution of sample units to physicians and verification of practitioner licensure, fertility services to providers and patients, healthcare account administration and implementation of consumer-directed healthcare solutions.

Revenue generated by our segments can be classified as either tangible product revenue or service revenue. We earn tangible product revenue from the sale of prescription drugs by retail pharmacies in our retail pharmacy networks and from dispensing prescription drugs from our home delivery and specialty pharmacies. Service revenue includes administrative fees associated with the administration of retail pharmacy networks contracted by certain clients, market research programs, medication counseling services, certain specialty distribution services, and sample fulfillment and accountability services. Tangible product revenue generated by our PBM and EM segments represented approximately 99% of revenues for both the three months ended March 31, 2009 and the same period of 2008.

During 2008, we established the Center for Cost-Effective Consumerism which assists us in the advancement of our understanding of consumers and the way they use healthcare. The center combines our industry-leading research capabilities with insights from a multidisciplinary advisory board of national experts in the science of human behavior and decision making. Using work done by the center, we plan to better position our plan sponsors to achieve the lowest cost drug mix (e.g., generics), maximum therapy adherence (in key classes), greatest use of most cost-effective delivery channel, uncompromising safety standards and increasing member engagement and satisfaction.

During 2008, we processed approximately 506.3 million adjusted claims, generating approximately $22.0 billion of revenue, $779.6 million of net income from continuing operations and $1.4 billion of EBITDA (as defined below). On average, we earned $2.72 of EBITDA per adjusted claim in 2008 versus $2.34 in 2007. During the three months ended March 31, 2009, we processed approximately 124.1 million adjusted claims, generating $5.4 billion of revenue, $214.7 million of net income from continuing operations and $380.1 million of EBITDA. We averaged $3.06 of

EBITDA per adjusted claim during this latest three-month period versus $2.46 for the same three-month period in 2008.

Competitive strengths

As one of the largest full-service pharmacy benefit management companies in North America, we believe that we are well positioned to execute our business strategies and achieve our primary business objectives because of the following competitive strengths:

•	Differentiated platform aligning our interests with those of our clients and their members. Our business model is designed to align our interests with the interests of our clients and their members. As we increase cost savings for clients and their members our operating margins improve. Through our differentiated behavior-centric approach called “consumerology,” we use our proprietary research to provide members with customized recommendations to reduce costs without compromising health outcomes. Our success at aligning our interests with the interests of our clients and their members and our focus on customer satisfaction has allowed us to achieve significant scale and has contributed to our ranking ahead of our two larger PBM competitors in the home delivery member satisfaction category according to a 2008 J.D. Power & Associates survey. Customer satisfaction has been a key contributing factor to our success and has enabled us to retain over 90% of our clients whose contracts are up for renewal each year over the past few years.

•	A leader in drug cost trend management. We are a leader in optimizing cost-efficiencies in prescription drug utilization and delivery channels. By leveraging the scale of our operations and employing state of the art behavior-centric programs, we seek to increase utilization of generic and low-cost branded drugs while also improving home delivery penetration and capitalizing on specialty pharmacy opportunities. We believe that our generic dispensing rate of over 66% during 2008 is among the highest in the industry and we continue to achieve significant efficiencies through increased utilization of low-cost branded drugs and our home delivery services. Our success at achieving these cost efficiencies resulted in the lowest drug cost trend increase we have achieved for our clients and their members in over a decade. Our clients experienced an average increase in pharmaceutical costs of 3.0% in 2008, an improvement of almost half versus 5.5% in 2007.

•	Strong operating results and cash flows. We have achieved strong earnings growth, primarily driven by our success in promoting utilization of generic and low-cost branded drugs, our increased home delivery penetration, including growth in our specialty pharmacy business, and our strong track record of strategic acquisitions. Since 2004, our diluted earnings per share, EBITDA and EBITDA per adjusted claim have grown at compounded annual rates of approximately 36%, 25% and 26%, respectively. In addition, our business has consistently generated significant free cash flow due to relatively stable revenues, margin improvement and low capital expenditure requirements. Since 2004, our cash flow from operating activities has grown at a compound annual rate of approximately 22%. During the three-year period ended December 31, 2008, we generated approximately $2.6 billion of cash flow from operating activities and achieved an average annual return on invested capital of over 22%. Our ability to generate strong and consistent free cash flow has historically enabled us to invest in our operations, reduce our debt, repurchase stock to enhance earnings per share and pursue attractive growth opportunities.

•	Experienced management team with proven success in achieving growth through acquisitions. We have been a market leader in the PBM sector for the past decade and we believe that the extensive experience of our management team provides us with a strong competitive advantage. Our senior management team has an average of 8.5 years of experience at Express Scripts. As a result, we believe that we have the expertise to execute our business strategies and manage our operations effectively. Our team also has a proven track record of enhancing value through acquisitions, having successfully integrated six significant acquisitions during the past decade. We have been disciplined in our approach to acquisitions, focusing on both strategic and cultural fit, as well as financial implications and we have also been able to successfully integrate acquisitions with minimal interruption to our business.

Business strategies

We intend to leverage our competitive strengths to pursue our primary business objectives of controlling healthcare costs, improving health outcomes and winning new clients, which, in turn, increases our profitability. We intend to accomplish these objectives by executing the following business strategies:

•	Increase utilization of generic and low-cost branded drugs. We are committed to using our behavior-centric approach to promote utilization of generic and low-cost branded drugs as a strategy for lowering costs, improving health outcomes and driving value for members and plan sponsors alike. Based on our analysis of Drug Topics data (2008 retail sales only), greater than $65 billion in brand name medications will lose their patent protection by the end of 2013. We believe that the potential for increased utilization of generic drugs and low-cost branded drugs is a highly attractive opportunity to grow our EBITDA per adjusted claim.

•	Increase home delivery penetration and capitalize on specialty pharmacy opportunities. Our research shows that home delivery not only saves time and money, but also enhances patient safety, improves formulary compliance and allows for therapeutic interchange opportunities. We also believe that home delivery, including home delivery of specialty pharmaceuticals, can significantly improve therapy adherence and we intend to continue to promote home delivery as a mechanism for helping clients manage their drug cost trend. We also expect increasing demand for our cost-effective specialty pharmacy solutions. According to a 2008 report by Pharmaceutical Research and Manufacturers of America, there are over 633 specialty drugs in clinical trials, which we believe will make specialty pharmacy one of the fastest growing segments of pharmaceutical spending over the next several years. Our goal is to improve our home delivery penetration rate and capitalize on specialty pharmacy trends, which we believe will drive significant cost savings for our clients and help us to achieve meaningful improvements in our EBITDA per adjusted claim. We intend to improve these penetration rates through our continued focus on consumer behavior, direct and personalized engagement with members and overall member satisfaction.

•	Innovative approach to drug cost trend management. We consider our company to be a pioneer in applying the principles of behavioral economics to healthcare, as evidenced by the launch of the Center for Cost Effective Consumerism in 2008, which combines our research capabilities with insights from a multi-disciplinary advisory board of national experts in the science of human behavior and decision making. This allows us to help plan sponsors increase generic drug utilization, improve therapy adherence where appropriate, increase usage of cost-effective delivery channels, enhance safety standards, improve patient outcomes, and increase consumer engagement and satisfaction levels. In addition, we will continue to apply principles of behavioral economics to deliver tailored messages and innovative products and services in order to cause positive behavioral change. We will also continue to develop new techniques, services and strategies to manage and lower the overall drug cost trend.

•	Continue to improve operational effectiveness and enhance return on invested capital. Our behavior-centric approach, combined with our legacy of independence, continues to differentiate our business model and enhance our value proposition for our clients and their members. We will continue to improve our operational effectiveness by negotiating lower drug ingredient and network costs while also reducing home delivery processing costs. In addition, we will continue to attract and retain new clients by developing customized solutions and believe that this strategy will help us maintain superior operational and financial performance and high returns on invested capital.

Recent Developments

Pending Acquisition of PBM Business from WellPoint, Inc.

On April 9, 2009, we entered into a Stock and Interest Purchase Agreement (the “acquisition agreement”) with WellPoint, Inc., (“WellPoint”). The acquisition agreement provides that we will purchase the Pharmacy Benefit Management Business of WellPoint (the “PBM business”), including all of the shares and equity interests of three WellPoint subsidiaries, NextRx, Inc., NextRx Services, Inc., and NextRx, LLC (collectively, “NextRx”) in exchange for total consideration of $4.675 billion, composed of $3.275 billion in cash and $1.4 billion in shares of our common stock (valued based on the average closing price of our common stock over the 60 days preceding the closing of the acquisition) (the “acquisition”). We may, in our discretion, replace all or any portion of the common stock consideration with cash. At the closing of the acquisition, we will enter into a 10-year contract with WellPoint under which we will provide PBM services to WellPoint and its designated affiliates (the “PBM agreement”). If we issue shares of our common stock to WellPoint as part of the consideration for the acquisition, at the closing we will enter into a registration rights agreement with WellPoint with respect to those shares. We will also enter into certain other ancillary agreements at the closing of the acquisition. The acquisition is expected to close in the late third quarter or fourth quarter of 2009, subject to certain closing conditions as described in the acquisition agreement.

In connection with the acquisition, we entered into a debt commitment letter with a syndicate of commercial banks (the “debt financing sources”). Subject to the satisfaction of certain customary conditions, the debt financing sources committed to provide up to $2.5 billion in financing, consisting of a 364-day unsecured bridge credit facility (the “committed credit facility”). The commitments in respect of the committed credit facility will be reduced to approximately $18 million upon the consummation of this offering and the debt offering described below.

Under the terms of the PBM agreement, we will provide PBM services to WellPoint, including pharmacy network contracting, pharmacy claims processing, home delivery, and formulary and rebate administration for group or individual benefit plans issued or administered by WellPoint, including Medicare Part D Plans. With limited exceptions, we will be the exclusive provider of PBM services for WellPoint and its affiliated plans. Individuals covered under benefit plans issued or administered by WellPoint will obtain prescription medications through our contracted network of retail pharmacies and through our wholly owned home delivery pharmacies. We are required to maintain a network of pharmacies of sufficient size to meet the needs of such covered individuals. We will process claims pursuant to our standard practices based on WellPoint’s formulary and benefit designs, and we will administer the rebate program through our standard proprietary rebate processes.

The PBM business provides PBM services to approximately 25 million members and manages more than 265 million adjusted claims annually. The PBM business provides services to members of WellPoint’s 14 wholly-owned health plans and certain external health plans sponsors. The PBM business’ service offerings include claims adjudication, reporting, retail network management, rebate and formulary management, medication therapy management, quality assurance, drug utilization review, specialty pharmacy management, and home delivery services.

Express Scripts and WellPoint have agreed to make an election under Section 338(h)(10) of the Internal Revenue Code with respect to the acquisition of NextRx, Inc. and NextRx Services, Inc. which, together with the acquisition of NextRx, LLC, will provide cash savings over a 15 year period. We estimate the net present value of these savings to us to be between $800 million and $1.2 billion depending upon the discount factor and tax rate assumed.

PBM Business Acquisition Rationale

We expect to realize several benefits of the acquisition of the PBM business, including the following:

•	Establishment of long-term relationship with key managed care client. WellPoint is one of the largest and has been one of the fastest growing managed care organizations in the United States. We believe that the acquisition and our long-term contract with WellPoint will help WellPoint continue to grow its membership and that we will benefit from that growth. This relationship will also enable us to invest in the development and expansion of new product offerings and capabilities to enhance our value proposition.

•	Increase in scale and operational efficiency. We believe that the addition of the PBM business’ claims volume to that currently processed through our existing infrastructure will enable us to eliminate redundant costs and generate improved economies of scale that will benefit us, our clients and their members.

•	Significant cost savings opportunities. Expected drivers of cost-savings include increased utilization of generic and low-cost branded drugs, lower retail and home delivery drug costs, including through our specialty pharmacy solutions, higher home delivery penetration rates, increased manufacturer discounts, lower direct processing costs and lower general and administrative costs.

•	Acquisition in core business line. The PBM business’ membership base is complementary to ours and has similar characteristics to many of the plans we administer today, including plans that we have successfully integrated in connection with past acquisitions. In addition, we share a common heritage of innovation and a core commitment to improving health outcomes and reducing the cost of healthcare.

•	Earnings accretive. Excluding transaction costs and amortization of intangibles, we expect the acquisition to be neutral to slightly accretive to earnings per share in 2009 and moderately accretive to earnings per share in 2010. Once fully integrated in approximately 12 to 18 months after closing, we expect the acquisition to generate more than $1.0 billion of incremental EBITDA per year.

For a discussion of various factors that could prohibit or limit us from realizing some or all of these benefits, see “Risk Factors.”

Debt Financing Transaction

On June 4, 2009, we priced an underwritten registered offering (the “debt offering”) of up to $2.5 billion aggregate principal amount of senior notes (the “notes”). The notes being issued in the debt offering will be jointly and severally and fully and unconditionally guaranteed on a senior basis by certain of our current and future 100% owned domestic subsidiaries. In the event that the acquisition is not consummated for any reason, the notes being issued in the debt offering will contain special mandatory redemption provisions that will require us to redeem the notes at 101% of their principal amount. The consummation of this offering is not conditioned upon the consummation of either the acquisition or the debt offering.

Corporate Information

We were incorporated in Missouri in September 1986 and were reincorporated in Delaware in March 1992. Our principal executive offices are located at One Express Way, St. Louis, Missouri 63121 and our telephone number at that address is (314) 996-0900. Our website address is www.express-scripts.com. The information on or accessible through, our website is not part of this prospectus supplement and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus supplement.

The Offering

The following is a brief summary of some of the terms of this offering. For a complete description of our common stock, please refer to “Description of Capital Stock” in the accompanying prospectus.

Issuer	Express Scripts, Inc.

Shares of our common stock offered	23,000,000 shares(1)

Option to purchase additional shares	We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 3,450,000 shares of our common stock at the public offering price, less the underwriting discounts, to cover over-allotments, if any.

Shares of our common stock to be outstanding after this offering	271,169,814 shares(2)

Use of proceeds	We estimate that the net proceeds from the offering will be approximately $1.36 billion (or approximately $1.57 billion if the underwriters’ over-allotment option is exercised in full) after deducting underwriting discounts and commissions. We intend to use the net proceeds from this offering (including any proceeds resulting from any exercise by the underwriters of their over-allotment option) to finance a portion of the consideration for the acquisition of the PBM business. If the acquisition is not consummated for any reason, we may use the net proceeds from this offering for any corporate purpose, which may include pursuit of other business combinations, expansion of our operations, repayment of existing debt, share repurchases or other uses.

Risk factors	You should carefully consider the information set forth in the “Risk Factors” section of this prospectus supplement as well as all other information included in or incorporated by reference in this prospectus supplement before deciding whether to invest in our common stock.

NASDAQ Global Select Market Symbol	ESRX

(1)	Excludes shares that may be issued to the underwriters pursuant to their option to purchase additional shares. If the underwriters exercise their option to purchase such additional shares in full, the total number of shares of common stock offered will be 26,450,000. We had 248,169,814 shares of our common stock outstanding at May 31, 2009.

(2)	The number of shares of common stock that will be outstanding after this offering is based on the number of shares outstanding on May 31, 2009 and assumes no exercise by the underwriters of their option to purchase additional shares and no exercise of outstanding stock options and “stock settled” stock appreciation rights granted to our employees in respect of approximately 9 million shares of common stock with a weighted average exercise price of $40.09 per share as of May 31, 2009.

Summary Consolidated Financial Data

We derived the historical statement of operations data, the statement of cash flows data and the other data for the years ended December 31, 2008, 2007 and 2006, and the historical balance sheet data as of December 31, 2008 and 2007, presented below from our audited Consolidated Financial Statements incorporated by reference into this prospectus supplement. The historical statement of operations data, statement of cash flows data and the other data for the three months ended March 31, 2009 and 2008, and the historical balance sheet data as of March 31, 2009, have been derived from our unaudited condensed consolidated financial statements incorporated by reference into this prospectus supplement. In the opinion of management, the interim financial information provided herein reflects all adjustments (consisting of normal and recurring adjustments) necessary for a fair statement of the data for the periods presented. Interim results are not necessarily indicative of the results to be expected for the entire fiscal year.

You should read the summary historical financial data with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference into this prospectus supplement from our Current Report on Form 8-K filed with the SEC on June 2, 2009 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(In millions, except per share and per claim data)

Statement of operations data:
Revenues(1)	$5,422.8	$5,490.8	$21,978.0	$21,824.0	$21,562.6
Cost of revenues(1)	4,888.7	5,024.7	19,937.1	20,065.2	20,093.7

Gross Profit	534.1	466.1	2,040.9	1,758.8	1,468.9
Selling, general and administrative	178.6	171.5	760.4	698.0	643.1

Operating income	355.5	294.6	1,280.5	1,060.8	825.8

Other (expense) income:
Non-operating charges, net	—	—	(2.0)	(18.6)	—
Undistributed loss from joint venture	—	(0.2)	(0.3)	(1.3)	(1.6)
Interest income	0.9	5.3	13.0	12.2	13.7
Interest expense	(17.1)	(23.3)	(77.6)	(108.4)	(95.7)

	(16.2)	(18.2)	(66.9)	(116.1)	(83.6)

Income before income taxes	339.3	276.4	1,213.6	944.7	742.2
Provision for income taxes	124.6	98.1	434.0	344.2	266.8

Net income from continuing operations	214.7	178.3	779.6	600.5	475.4
Net loss from discontinued operations, net of tax	(0.3)	(1.1)	(3.5)	(32.7)	(1.0)

Net income	$214.4	$177.2	$776.1	$567.8	$474.4

Earnings per share:(2)
Weighted average shares outstanding
Basic	247.6	252.3	248.9	260.4	279.6
Diluted	249.3	255.7	251.8	264.0	284.0
Basic earnings per share(2)	$0.87	$0.70	$3.12	$2.18	$1.70
Diluted earnings per share(2)	0.86	0.69	3.08	2.15	1.67
Cash flow data:(3)
Net cash flows provided by operating
activities	$286.4	$248.3	$1,095.6	$848.1	$673.5
Net cash used in investing activities	(10.4)	(12.1)	(320.6)	(55.8)	(100.8)

	Three Months Ended March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(In millions, except per share and per claim data)

Net cash used in financing activities	(81.1)	(162.4)	(680.4)	(469.7)	(904.7)
Other data:
EBITDA(4)	$380.1	$319.1	$1,378.2	$1,185.9	$925.6
EBITDA per adjusted claim(4)	3.06	2.46	2.72	2.34	1.78
Total adjusted claims(5)	124.1	129.6	506.3	507.0	519.6
Adjusted home delivery penetration rate(6)	23.2%	23.4%	24.2%	24.1%	23.8%
Overall generic dispensing rate(7)	67.7%	65.1%	66.1%	61.8%	57.6%
ROIC(8)	N/A	N/A	26.8%	23.7%	17.3%

	As of March 31,	As of December 31,
	2009	2008	2007
	(In millions)

Balance sheet data:
Cash and cash equivalents	$725.0	$530.7	$434.7
Receivables, net	1,200.8	1,155.9	1,184.6
Total current assets	2,256.8	2,043.8	1,967.8
Total assets	5,708.7	5,509.2	5,256.4
Total debt	1,680.4	1,760.3	2,020.4
Stockholders’ equity	1,300.0	1,078.2	696.4

(1)	Includes retail pharmacy co-payments of $822.7 and $887.7 for the three months ended March 31, 2009 and 2008, respectively, and $3,153.6, $3,554.5 and $4,012.7 for the years ended December 31, 2008, 2007 and 2006, respectively.

(2)	Earnings per share and weighted average shares outstanding have been restated to reflect the two-for-one stock split effective June 22, 2007. Includes basic loss per share of $(0.01) and $(0.13) and diluted loss per share of $(0.01) and $(0.12), in each case in 2008 and 2007, respectively, from discontinued operations. Losses attributable to discontinued operations consist primarily of discontinued operations of CuraScript Infusion Pharmacy, Inc., which was acquired on October 14, 2005.

(3)	Cash flow amounts are from continuing operations.

(4)	EBITDA is earnings before other income (expense), interest, taxes, depreciation and amortization, or operating income plus depreciation and amortization. EBITDA is presented because it is a widely accepted indicator of a company’s ability to service indebtedness and is frequently used to evaluate a company’s performance. EBITDA, however, should not be considered as an alternative to net income, as a measure of operating performance, as an alternative to cash flow, as a measure of liquidity or as a substitute for any other measure computed in accordance with accounting principles generally accepted in the United States. In addition, our definition and calculation of EBITDA may not be comparable to that used by other companies.

The following is a reconciliation of net income from continuing operations to EBITDA. We believe net income from continuing operations is the most directly comparable measure calculated under GAAP.

	Three Months Ended
	March 31,		Year Ended December 31,
	2009	2008	2008	2007	2006
	(In millions)

Net income from continuing operations	$214.7	$178.3	$779.6	$600.5	$475.4
Income taxes	124.6	98.1	434.0	344.2	266.8
Depreciation and amortization	24.6	24.5	97.7	97.5	99.8
Interest expense, net	16.2	18.0	64.6	96.2	82.0
Undistributed loss from joint venture	—	0.2	0.3	1.3	1.6
Non-operating charges, net	—	—	2.0	18.6	—
Non-recurring expenses	—	—	—	27.6	—

EBITDA	$380.1	$319.1	$1,378.2	$1,185.9	$925.6

(5)	Total adjusted claims represent network claims plus home delivery claims, which are multiplied by three, as home delivery claims are typically 90-day claims and network claims are generally 30-day claims.

(6)	Adjusted home delivery penetration rate is calculated by dividing the number of adjusted home delivery claims by the total adjusted claims during a given period of time.

(7)	Overall generic dispensing rate is calculated by dividing the number of adjusted generic claims by the total adjusted claims during a given period of time.

(8)	ROIC, or return on invested capital is after tax operating income, as adjusted by certain non-recurring items, as a percentage of average invested capital. We present ROIC on an annual basis only. ROIC is presented because we believe it is a widely accepted indicator of a company’s historical performance and is frequently used to measure the profitability of a company as a proportion of the total capital invested in the business. ROIC, however, should not be considered as an alternative to net income, as a measure of operating performance, as an alternative to cash flow, as a measure of liquidity or as a substitute for any other measure computed in accordance with accounting principles generally accepted in the United States. In addition, our definition and calculation of ROIC may not be comparable to that used by other companies. Our calculation of ROIC is set forth in the following table.

	Year Ended December 31,
	2008	2007	2006
	(In millions)

Calculation of adjusted after tax operating income:
Operating income as reported	$1,280.5	$1,060.8	$825.8
Adjustment for non-recurring items(i)	—	27.6	—
Income tax(ii)	(457.9)	(396.6)	(305.0)

Adjusted after tax operating income	$822.6	$691.8	$520.8

Calculation of average invested capital — end of period:
Stockholders’ equity	$1,078.2	$696.4	$1,124.9
Interest bearing liabilities	1,760.3	2,020.4	1,450.5
Long-term deferred income taxes, net	313.8	278.6	257.1

Invested capital	$3,152.3	$2,995.4	$2,832.5

Average invested capital(iii)	$3,073.9	$2,914.0	$3,008.1
ROIC	26.8%	23.7%	17.3%

(i)	For the year ended December 31, 2007, non-recurring items include $6.0 of non-recurring legal expenses; $9.1 of non-recurring inventory charges in our specialty distribution line of business; benefit of $9.0 from settlement of a contractual item with a supply chain vendor; and $21.5 of bad debt charges and other non-recurring items in our specialty distribution line of business.

(ii)	The tax rate applied is the effective tax rate on continuing operations, which was 35.8%, 36.4% and 35.9% in fiscal years 2008, 2007 and 2006, respectively. The twelve months ended December 31, 2006 included a nonrecurring tax benefit of $7.3.

(iii)	Average invested capital for each respective period is the average of the invested capital at the end of the period and the invested capital at the beginning period. Invested capital at the beginning of the 2006 fiscal year was $3,183.8 and consisted of $1,464.8 of stockholders’ equity, $1,510.5 of interest bearing liabilities and $208.5 of long-term deferred income taxes, net.

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The market or trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Cautionary Statement Regarding Forward-Looking Statements” in this prospectus supplement and the accompanying prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to the Acquisition

Failure to complete the acquisition could negatively impact our stock price and our future business and financial results.

Consummation of the acquisition and entry into the new PBM agreement are subject to certain conditions, including, among others:

•	the absence of certain legal impediments;

•	the accuracy of the representations and warranties and compliance with the respective covenants of the parties, subject to certain materiality qualifiers;

•	the completion of certain transition and integration projects to our reasonable satisfaction;

•	execution of the PBM agreement, the registration rights agreement (if we elect to deliver stock as acquisition consideration) and the ancillary agreements; and

•	the receipt of necessary governmental approvals, subject to certain limitations.

If the acquisition is not completed for any reason, our ongoing business and financial results may be adversely affected and we will be subject to a number of risks, including the following:

•	we will be required to pay certain costs relating to the acquisition, whether or not the acquisition is completed; and

•	matters relating to the acquisition (including integration planning) may require substantial commitments of time and resources by our management, whether or not the acquisition is completed, which could otherwise have been devoted to other opportunities that may have been beneficial to us.

We may also be subject to litigation related to any failure to complete the acquisition. If the acquisition is not completed, these risks may materialize and may adversely affect our business, financial results and financial condition, as well as the price of our common stock, which will cause the value of your investment to decline.

We cannot provide any assurance that the acquisition will be completed, that there will not be a delay in the completion of the acquisition or that all or any of the anticipated benefits of the acquisition will be obtained. In the event the acquisition agreement is terminated or the acquisition is materially delayed for any reason, the price of our common stock may decline. In addition, we will be required to redeem the notes being offered in the debt offering and we will not recognize the anticipated benefits of the new PBM agreement.

Our level of indebtedness following the completion of the acquisition will be substantial and will effectively reduce the amount of funds available for other business purposes.

As of May 31, 2009, we had approximately $1,680.3 million of total debt on a consolidated basis. In connection with the acquisition, we currently expect to incur up to approximately $2.7 billion of incremental indebtedness to finance the acquisition. In addition, we will have approximately $400 million of additional available borrowings under our existing credit agreement, which may be used for the acquisition or other corporate purposes. Interest costs related to the notes and other debt we may incur to finance the acquisition will be substantial. Our new indebtedness may contain negative or financial covenants that would limit our operational flexibility beyond the limits imposed under our existing credit agreement. Our increased level of indebtedness could reduce funds available for additional acquisitions, capital expenditures or other business purposes, impact our ratings, restrict our financial and operating flexibility or create competitive disadvantages compared to other companies with lower debt levels.

The anticipated benefits of the acquisition and the PBM agreement may not be realized fully and may take longer to realize than expected.

The acquisition involves the integration of the PBM business with our existing platform. We will be required to devote significant management attention and resources to integrating the PBM business. We may also experience difficulties in combining corporate cultures. Delays or unexpected difficulties in the integration process could adversely affect our business, financial results and financial condition. Even if we are able to integrate the PBM business operations successfully, this integration may not result in the realization of the full benefits of synergies, cost savings and operational efficiencies that we expect or that these benefits may not be achieved within a reasonable period of time.

We will incur significant transaction and acquisition-related costs in connection with the acquisition.

We will incur significant costs in connection with the acquisition. The substantial majority of these costs will be non-recurring expenses related to the acquisition, facilities and systems consolidation costs. These non-recurring costs and expenses are not reflected in the pro forma financial information included in this prospectus. We may incur additional costs to maintain employee morale and to retain key employees. We will also incur substantial transaction fees and costs related to formulating integration plans. Additional costs will be incurred in the integration of the PBM business. Although we expect that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow us to more than offset incremental transaction and acquisition-related costs over time, this net benefit may not be achieved in the near term, or at all.

The market price of our common stock may decline as a result of the acquisition.

The market price of our common stock may decline as a result of the acquisition if, among other things, we are unable to achieve the expected growth in earnings, or if the operational cost savings estimates in connection with the integration of the PBM business are not realized, or if the transaction costs related to the acquisition are greater than expected, or if the financing related to the transaction is on unfavorable terms, or if the value of the cash savings attributable to the amortization of goodwill is less than anticipated. The market price also may decline if we do not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the acquisition on our financial results is not consistent with the expectations of financial or industry analysts.

The PBM agreement will be subject to early termination by either party for a material breach or if the other party becomes insolvent or subject to insolvency proceedings.

The term of the PBM agreement will be 10 years, but it may be terminated earlier by either party for a material breach or if the other party becomes insolvent or subject to insolvency proceedings. The failure to meet two or more of four designated performance guarantees for two consecutive calendar quarters by us will constitute a material breach of the PBM agreement. WellPoint may terminate the PBM agreement if we are acquired by a health maintenance organization, a preferred provider organization, a health insurer or other managed care organization, in each case that provides health benefits to more than 10 million individuals in the United States. The loss of anticipated benefits under the PBM agreement due to any such early termination may have a material adverse effect on our future results of operations and financial condition.

A change in law could materially alter the obligations of the parties under the PBM agreement.

If a change in law occurs that materially alters the obligations of the parties under the PBM agreement, the parties will be required to negotiate a modification of the services and/or pricing terms as necessary to maintain the comparable economic position of the respective parties as of the effective date of the PBM agreement, which is expected to be the same date as the closing of the acquisition. There can be no assurance that the parties will be successful in negotiating mutually acceptable terms.

Following the completion of the acquisition, we will be dependent on WellPoint for certain transitional services pursuant to a transition services agreement. The failure of WellPoint to perform its obligations under the transition services agreement could adversely affect our business, financial results and financial condition.

Our ability to effectively monitor and control the operations of the PBM business that we are acquiring depends to a large extent on the proper functioning of our information technology and business support systems. We will be initially dependent upon WellPoint to continue to provide certain information technology services, human resources services, existing procurement vendor services, finance services, real estate services and print mail services for a period of time after the completion of the acquisition to facilitate the transition of the PBM business. The terms of these arrangements will be governed by a transition services agreement to be entered into as of the closing of the acquisition. If WellPoint fails to perform its obligations under the transition services agreement, we may not be able to perform such services ourselves or obtain such services from third parties at all or on terms favorable to us. In addition, upon termination of the transition services agreement, if we are unable to develop the necessary systems, resources and controls necessary to allow us to provide the services currently being provided by WellPoint or to obtain such services from third parties, it could adversely affect our business, financial results and financial condition.

The carve out financial statements of the PBM business incorporated by reference herein may not be representative of the future financial position, future results of operations or future cash flows of the PBM business as part of our company, nor do they reflect what the financial position, results of operations or cash flows of the PBM business would have been as a part of our company during the periods presented.

Prior to the closing of the acquisition, the PBM business was a fully integrated business unit of WellPoint. The financial position, results of operations and cash flows of the PBM business presented may be different from those that would have resulted had the PBM business been operated as part of our company or from those that may result in the future from the PBM business being operated as a part of our company. This is primarily because:

•	the carve out financial information reflects allocation of expenses from WellPoint. Those allocations may be different from the comparable expenses the PBM business would have incurred as part of our company;

•	the carve out financial information does not reflect a required step up in the basis of the assets of the PBM business as a result of the acquisition, resulting in increased depreciation and amortization expense;

•	the carve out financial information is based on contracts with members of the supply chain that may be different from those that would have been utilized by the PBM business as part of our company; and

•	the carve out financial information is based on contracts with WellPoint and/or WellPoint’s affiliated health plans. These contracts will be replaced upon the closing of the acquisition with the PBM agreement which will result in materially different pricing.

The unaudited pro forma financial information in this document is presented for illustrative purposes only and does not purport to be indicative of what our actual financial position or results of operations would have been had the acquisition been completed on the dates indicated.

The unaudited pro forma financial information reflects adjustments and assumptions, which are based upon preliminary estimates to allocate the purchase price to the PBM business’ net assets rendering these types of adjustments and assumptions difficult to make with complete accuracy. The purchase price allocation reflected in this prospectus supplement is preliminary, and final allocation of the purchase price will be based upon the actual purchase price and the fair value of the assets and liabilities of the PBM business as of the date of the completion of the acquisition. In addition, subsequent to the acquisition completion date, there may be further refinements of the purchase price allocation as additional information becomes available. Accordingly, the final purchase accounting adjustments may differ materially from the pro forma adjustments reflected in this document. In addition, the unaudited pro forma financial information does not reflect any adjustments for the new PBM agreement. The PBM business’ historic pricing methodology is not indicative of the pricing terms contained in the new PBM agreement. Accordingly, the revenues reflected in the pro forma financial statements do not purport to reflect the revenue that would have been earned during the respective periods if the new PBM agreement had been in effect. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

Risks Related to the Offering

We have not identified any specific use of the net proceeds of this offering in the event the acquisition agreement is terminated.

Consummation of the acquisition is subject to a number of conditions and, if the acquisition agreement is terminated for any reason, our board of directors and management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the trading price of our common stock. Since the primary purpose of this offering is to provide funds to pay a portion of the acquisition consideration, we have not identified a specific use for the proceeds in the event the acquisition does not occur. Any funds received may be used by us for any corporate purpose, which may include pursuit of other business combinations, expansion of our operations, repayment of existing debt, share repurchases or other uses. The failure of our management to use the net proceeds from this offering effectively could have a material adverse effect on our business and may have an adverse effect on our earnings per share.

This offering is expected to be dilutive, and there may be future dilution of our common stock.

Except as described under the heading “Underwriting,” we are not restricted from issuing additional common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive common stock. As part of this offering, we expect to issue 23,000,000 shares of common stock (or up to 26,450,000 shares of common stock if the underwriters exercise their over-allotment option in full). Giving effect to the issuance of common stock in this offering, the receipt of the expected net proceeds and the use of those proceeds, we expect that this offering will have a dilutive effect on our expected earnings per share for the year ending December 31, 2009 and possibly future years, particularly if the acquisition is not consummated. The actual amount of such dilution cannot be determined at this time and will be based on numerous factors.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities. If we issue shares of our common stock to WellPoint as part of the consideration for the acquisition, WellPoint will be permitted to sell that common stock in the market very shortly after the consummation of the acquisition. See “The Acquisition — Registration Rights Agreement.” We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock.

THE ACQUISITION

Overview

On April 9, 2009, we entered into the acquisition agreement with WellPoint to acquire the PBM business in exchange for total consideration of $4.675 billion, composed of $3.275 billion in cash and $1.4 billion in shares of our common stock (valued based on the average closing price of our common stock over the 60 days preceding the closing of the acquisition). We may, in our discretion, replace all or any portion of the common stock consideration with cash. The PBM business provides PBM services to approximately 25 million members and manages more than 265 million adjusted claims annually.

Upon closing of the acquisition, NextRx, Inc., NextRx Services, Inc. and NextRx, LLC will merge with our newly-formed wholly owned subsidiaries; NextRx Sub I, LLC, NextRx Sub II, LLC and NextRx Sub III, LLC, respectively. In connection with such mergers, each of the NextRx entities will execute a supplemental indenture and become a successor guarantor of the notes.

PBM Business Acquisition Rationale

We expect to realize several benefits of the acquisition of the PBM business, including the following:

•	Establishment of long-term relationship with key managed care client. WellPoint is one of the largest and has been one of the fastest growing managed care organizations in the United States. We believe that the acquisition and our long-term contract with WellPoint will help WellPoint continue to grow its membership and we will benefit from that growth. This relationship will also enable us to invest in the development and expansion of new product offerings and capabilities to enhance our value proposition.

•	Increase in scale and operational efficiency. We believe that the addition of the PBM business’ claims volume to that currently processed through our existing infrastructure will enable us to eliminate redundant costs and generate improved economies of scale that will benefit us, our clients and their members.

•	Significant cost savings opportunities. Expected drivers of cost-savings include increased utilization of generic and low-cost branded drugs, lower retail and home delivery drug costs, including through our specialty pharmacy solutions, higher home delivery penetration rates, increased manufacturer discounts, lower direct processing costs and lower general and administrative costs.

•	Acquisition in core business line. The PBM business’ membership base is complementary to ours and has similar characteristics to many of the plans we administer today, including plans that we have successfully integrated in connection with past acquisitions. In addition, we share a common heritage of innovation and a core commitment to improving health outcomes and reducing the cost of healthcare.

•	Earnings accretive. Excluding transaction costs and amortization of intangibles, we expect the acquisition to be neutral to slightly accretive to earnings per share in 2009 and moderately accretive to earnings per share in 2010. Once fully integrated in approximately 12 to 18 months after closing, we expect the acquisition to generate more than $1.0 billion of incremental EBITDA per year.

For a discussion of various factors that could prohibit or limit us from realizing some or all of these benefits, see “Risk Factors.”

Acquisition Agreement

Conditions to Closing.  Consummation of the acquisition is subject to certain customary conditions, including both parties having executed the PBM agreement, the registration rights agreement (if we elect to deliver stock as acquisition consideration) and the ancillary agreements at or prior to the closing.

Our obligation to consummate the acquisition is subject to certain additional conditions, including the receipt of all necessary government approvals (except for those which would not be material to the PBM business as a whole), the receipt of any state insurance law approvals and the completion of certain transition and integration projects to our reasonable satisfaction (this condition will be deemed to be satisfied from and after December 31,

2009). WellPoint’s obligation to consummate the acquisition is subject to certain other conditions, including the receipt of all necessary government consents and approvals (except for those which would not materially affect WellPoint’s non-PBM business) without the imposition of a burdensome term or condition on WellPoint’s operations post-closing. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act in connection with the acquisition expired on May 27, 2009.

Governmental Approvals.  Each party has agreed to use its reasonable best efforts to obtain the necessary governmental approvals for consummation of the acquisition and WellPoint has committed to take all actions necessary to obtain certain state insurance law approvals. However, we are not required to agree to any action in connection with the receipt of any state insurance law approval which could adversely affect us.

Termination.  The acquisition agreement contains specified termination rights for the parties and may be terminated at any time prior to closing by either party if any law or final order prohibits the transaction, the closing fails to occur by January 9, 2010, or the other party has breached any representation, warranty or covenant, such that the conditions relating to the accuracy of the other party’s representations and warranties or performance of covenants would fail to be satisfied and such breach is incapable of being cured or is not cured.

Pharmacy Benefit Management Services Agreement

We have agreed to enter into the PBM agreement with WellPoint at the closing of the acquisition. Under the terms of the PBM agreement, we will provide PBM services to WellPoint, including network contracting, pharmacy claims processing, home delivery, and formulary and rebate administration for group or individual benefit plans issued or administered by WellPoint, including Medicare Part D Plans. With limited exceptions, we will be the exclusive provider of PBM services for WellPoint and its affiliated plans. Individuals covered under benefit plans issued or administered by WellPoint will obtain prescription medications through our contracted network of retail pharmacies and through our wholly owned home delivery pharmacies. We are required to maintain a network of pharmacies of sufficient size to meet the needs of such covered individuals. We will process claims pursuant to our standard practices based on WellPoint’s formulary and benefit designs, and we will administer the rebate program through our standard proprietary rebate processes.

Pricing.  There are several components to the pricing structure of the PBM agreement. For commercial business, we will generally derive margin from claims reimbursement and dispensing fees paid to us by WellPoint. If the rate paid to us by WellPoint exceeds the rate for which we have contracted with a particular pharmacy, we will realize a positive margin on the applicable claim. The reverse also may be true, resulting in negative margin for us. In addition, when we receive payment from WellPoint before we make our payment to a pharmacy, we retain the benefit of the use of funds between these payments. These claim reimbursement amounts paid by WellPoint will be reconciled with annual net effective ingredient cost discount and dispensing fee guarantees. Medicare Part D business will be pass-through, where WellPoint will pay us an amount equal to what we pay the pharmacy, reconciled with net effective ingredient cost discount and dispensing fee guarantees. WellPoint will also pay us per claim administrative fees related to our claims processing duties. We will also receive additional miscellaneous fees for all other administrative duties. We will also earn rebates from pharmaceutical manufacturers based on WellPoint’s utilization as well as manufacturer administrative fees for administering our rebate program. We will retain a certain percentage of the rebates and administrative fees received from pharmaceutical manufacturers and will pay to WellPoint an amount equal to the greater of a specified percentage of these rebates and administrative fees, and a predetermined guaranteed amount.

Minimum Claim Volume.  Certain assumptions were made regarding the future volume of claims we expect to administer under the PBM agreement. Since the actual volume of claims could be materially different from the expected volume of claims under the PBM agreement, WellPoint will be required to make certain payments to us in the event of a shortfall with respect to agreed upon thresholds regarding claim volumes.

Term and Termination.  The term of the PBM agreement is 10 years, but it may be terminated earlier by either party for a material breach or if the other party becomes insolvent or subject to insolvency proceedings. The failure to meet two or more of four designated standard performance guarantees (which relate to implementation services, member satisfaction survey, pharmacy access and retail claims processing) for two consecutive calendar quarters by us constitutes a material breach of the PBM agreement. WellPoint may terminate the PBM agreement if we are acquired by a health maintenance organization, a preferred provider organization, a health insurer or other managed care organization, in each case that provides health benefits to more than 10 million individuals in the United States. If WellPoint were to experience a change of control, the PBM agreement would be binding on WellPoint’s successors.

Change in Law.  If a change in law occurs that materially alters the obligations of the parties under the PBM agreement, the parties are required to negotiate a modification of the services and/or pricing terms as necessary to maintain the comparable economic position of the respective parties as of the effective date of the PBM agreement, which is expected to be the same date as the closing of the acquisition.

Registration Rights Agreement

We have agreed to enter into a registration rights agreement (the “registration rights agreement”) with WellPoint at the closing of the acquisition in the event we issue shares of common stock to WellPoint as part of the consideration for the acquisition. We intend to use the net proceeds of this offering to finance a portion of the consideration for the acquisition in lieu of delivering any shares of common stock to WellPoint and we do not expect to enter into the registration rights agreement. WellPoint may not transfer its registration rights to any person other than any person reasonably acceptable to us which will become the holder of no less than 75% of our common stock originally issued to WellPoint. We will generally pay all fees and expenses incurred in connection with WellPoint’s offering and sale of our common stock, with the exception of any transfer taxes relating to such sale or disposition, any underwriting discounts and commissions attributable to such sale and other expenses in connection with certain hedging transactions.

Lock-up and Standstill.  The registration rights agreement contains lock-up provisions which would prohibit WellPoint from purchasing, selling, transferring or entering into hedging transactions with respect to (i) any common stock during the 7 days following the closing of the acquisition and (ii) more than the greater of $700 million or 70% of the common stock during the 45 days following the closing of the acquisition. The registration rights agreement would also prohibit WellPoint from engaging in transactions with respect to our common stock, including hedging transactions, in the public market during the period from 180 days until 365 days after the closing of the acquisition. Subject to certain limited exceptions, WellPoint will not be permitted to acquire our securities, including through hedging transactions or transfer our common stock to any person who would own 5% or more of our common stock following consummation of such transaction or enter into any hedging transaction which would have an equivalent effect.

Shelf Registration Rights.  If we deliver shares of our common stock to WellPoint as a portion of the acquisition consideration, we will be required to file a shelf registration statement with the SEC on the eighth day after closing of the acquisition in order to allow WellPoint to sell shares of our common stock (or, to the extent we already have a shelf registration statement on file on that date, we may elect to use that shelf registration statement for purposes of any sales of our common stock by WellPoint). Our obligation to maintain the shelf registration statement will cease on the earlier of (i) two years following the closing of the acquisition, (ii) the date on which WellPoint and its affiliates hold less than 3% of the outstanding shares of our common stock and our common stock owned by WellPoint can be sold pursuant to Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), or (iii) the date on which WellPoint holds less than 1% of the outstanding shares of our common stock.

Demand Registration Rights.  Under the registration rights agreement, WellPoint will be able to request a total of four underwritten offerings as long as the anticipated gross proceeds from the underwritten offering exceed $150 million. WellPoint will not be permitted to conduct more than one underwritten offering during any 60-day period except that no such restriction applies to an underwritten offering during the period from 7 days to 45 days following closing of the acquisition. WellPoint’s demand registration rights will terminate on the date on which it holds less than 1% of the outstanding shares of our common stock.

Piggyback Registration Rights.  We will allow WellPoint to participate in our capital raising transactions that constitute underwritten offerings. WellPoint will lose this piggyback right on the date on which it holds less than 3% of the outstanding shares or our and the common stock owned by WellPoint can be sold pursuant to Rule 144 under the Securities Act. Piggyback rights will be subject to customary cutback provisions that will allow us to reduce the number of shares included by WellPoint in any of our underwritten offerings. We will be able to generally require

WellPoint to agree to a lock-up on sales, dispositions and hedging transactions in connection with any underwritten offering upon request of the underwriters in such offering. WellPoint will not be required to provide this lock-up in the event that it holds less than 5% of the outstanding shares of our common stock.

Transition Services Agreement

We have agreed to enter into a transition services agreement with WellPoint at the closing of the acquisition, pursuant to which WellPoint will provide certain services, such as information technology services, human resources services, existing procurement vendor services, finance services, real estate services and print mail services (and including services provided by third parties) to us in order to facilitate the transactions contemplated by the acquisition agreement and the migration of the PBM business from WellPoint to us in accordance with the PBM agreement.

Committed Credit Facility

In connection with the acquisition, we entered into a debt commitment letter with the debt financing sources. Subject to the satisfaction of certain customary conditions, the debt financing sources committed to provide up to $2.5 billion in financing, consisting of a 364-day unsecured bridge credit facility. The commitments in respect of the committed credit facility will be reduced to approximately $18 million upon consummation of this offering and the debt offering.

The closing of the committed credit facility will occur, if at all, concurrently with the closing of the acquisition, and is subject to the negotiation of definitive loan documentation, the closing of the acquisition, our having a public corporate debt rating of BBB or higher with a stable outlook from Standard & Poor’s Ratings Services and a public corporate family rating of Baa3 or higher with a stable outlook from Moody’s Investors Service, Inc., our having a ratio of total debt to pro forma consolidated EBITDA of no more than 2.65 to 1.0 and other customary closing conditions. The maturity date of the committed credit facility is the earlier of 364 days after the closing of the acquisition and September 30, 2010. We are permitted to use the proceeds of the loans made under the committed credit facility only for purposes of financing the acquisition and paying fees and expenses incurred in connection with the acquisition.

If we close and borrow under the committed credit facility, borrowings will bear interest at variable rates with margins that step up over the term of the facility. The committed credit facility will contain covenants similar to those in our existing credit facility.

USE OF PROCEEDS

We estimate the net proceeds from the sale of common stock from this offering will be approximately $1.36 billion (or approximately $1.57 billion if the underwriters’ over-allotment option is exercised in full) after deducting underwriting discounts and commissions of approximately $39 million. We estimate the net proceeds from the debt offering will be approximately $2.48 billion.

To consummate the acquisition we will be obligated to pay WellPoint cash consideration of at least $3.275 billion and an additional $1.4 billion, which may, in our sole discretion, be paid in cash, shares of our common stock or a combination of cash and shares of common stock. As of March 31, 2009, we had cash and cash equivalents of $725 million, $600 million of available borrowings under our existing credit facility and we have commitments from the debt financing sources to provide up to $2.5 billion in financing under the committed credit facility, which amount will be reduced to approximately $18 million upon consummation of this offering and the debt offering.

If the acquisition is consummated, we intend to use the net proceeds from this offering (including any proceeds resulting from any exercise by the underwriters of their over-allotment option), together with the net proceeds from the contemplated debt offering, to finance a portion of the consideration for the acquisition in lieu of delivering shares of common stock to WellPoint. In the event the acquisition is not consummated for any reason, we intend to use the net proceeds from this offering for any corporate purpose, which may include pursuit of other business combinations, expansion of our operations, repayment of existing debt, share repurchases or other uses.

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2009:

•	on an actual basis;

•	on a pro forma basis to give effect to the 23,000,000 shares of our common stock offered in this offering as if it had occurred on such date; and

•	on a pro forma as adjusted basis to give effect to the 23,000,000 shares of our common stock offered in this offering, the issue and sale of $2.5 billion aggregate principal amount at maturity of senior notes in the debt offering and the acquisition and related transactions, including all related fees and expenses (collectively, the “transactions”), as if they had occurred on such date.

Pro forma and pro forma as adjusted amounts will vary from amounts set forth below depending on several factors, including potential changes in our financing plans as a result of market conditions or other factors, the timing of the consummation of the respective transactions and other factors. In the event that the acquisition is not consummated for any reason, the notes being offered in the debt offering contain special mandatory redemption provisions that will require us to redeem the notes at 101% of their principal amount.

The outstanding share information in the table below excludes approximately 9 million shares of common stock issuable under outstanding stock options and “stock-settled” stock appreciation rights granted to our employees. You should read the data set forth in the table below in conjunction with “The Acquisition,” “Use of Proceeds,” “Summary Consolidated Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Information” appearing elsewhere in this prospectus supplement, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which is incorporated by reference into this prospectus supplement from our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, and our unaudited financial statements and the accompanying notes which are incorporated by reference from our Current Report on Form 8-K filed with the SEC on June 2, 2009.

	As of March 31, 2009
			Pro Forma
			as Adjusted
		Pro Forma for	for the
	Actual	this Offering(1)	Transactions(2)
	(Unaudited, dollars in millions)

Cash and cash equivalents(3)	$725.0	$2,089.4	$25.0

Debt:
Existing term loans(4)	$1,680.0	$1,680.0	$1,680.0
Other	0.4	0.4	0.4
Senior notes offered in debt offering(5)	—	—	2,491.6
Existing revolving credit facility(4)	—	—	237.3

Total debt	1,680.4	1,680.4	4,409.3

Stockholders equity:
Preferred stock, $0.01 par value per share, 5,000,000 shares authorized; and no shares issued and outstanding	—	—	—
Common stock, par value $0.01 per share; 1,000,000,000 shares authorized, 318,923,000 shares issued, 247,829,000 shares outstanding (excluding treasury shares), actual; 1,000,000,000 shares authorized, 341,923,00 shares issued, 270,829,000 shares outstanding, pro forma and pro forma adjusted	3.2	3.4	3.4
Additional paid in capital	645.7	2,009.9	2,009.9
Accumulated other comprehensive income	4.9	4.9	4.9
Retained earnings	3,575.4	3,575.4	3,470.4

	As of March 31, 2009
			Pro Forma
			as Adjusted
		Pro Forma for	for the
	Actual	this Offering(1)	Transactions(2)
	(Unaudited, dollars in millions)

Common stock in treasury at cost, 71,094,000 shares actual, pro forma and pro forma as adjusted(6)	(2,929.2)	(2,929.2)	(2,929.2)

Total stockholders’ equity	1,300.0	2,664.4	2,559.4

Total capitalization	$2,980.4	$4,344.8	$6,968.7

(1)	Assumes that we receive net proceeds from this offering of $1.36 billion (which further assumes the underwriters do not exercise their over-allotment option).

(2)	Assumes that none of the acquisition consideration will be paid in the form of shares of our common stock, we receive net proceeds from the debt offering of $2.48 billion, and we receive net proceeds from this offering of $1.36 billion (which further assumes the underwriters do not exercise their over-allotment option).

(3)	We expect that the pro forma as adjusted cash balance will be increased from excess cash generated from operations prior to consummation of the acquisition and/or all or a portion of the net proceeds we may receive upon exercise of the underwriters’ over-allotment option, if the over-allotment option is exercised. If the acquisition is not consummated, amounts would be reduced by certain financing and other fees and expenses that are not contingent upon consummation of the acquisition.

(4)	At March 31, 2009, our credit agreement included $880.0 million of Term A loans, $800.0 million of Term-1 loans and a $600.0 million revolving credit facility, none of which was outstanding as of March 31, 2009. During the first quarter of 2009, we made scheduled payments of $80.0 million on the Term A loan. The maturity date of the credit facility is October 14, 2010. For purposes of this presentation, we have assumed the use of $237.3 million of borrowings under our existing credit facility to fund a portion of the acquisition consideration and fees and expenses incurred in connection with the transactions. Borrowings under our existing credit facility may be reduced by cash generated from operations prior to consummation of the acquisition and/or all or a portion of the net proceeds we may receive upon exercise of the underwriters’ over-allotment option, if the over-allotment option is exercised.

(5)	Reflects gross proceeds net of original issue discount of $8.4 million.

(6)	Does not give effect to any share repurchases that may be effected with the net proceeds of this offering in the event that the acquisition is not consummated.

PRICE RANGE OF COMMON STOCK

Our common stock is listed on the NASDAQ Global Select Market and is traded under the symbol “ESRX”. The high and low sales prices per share of our common stock, as reported by the NASDAQ, are set forth below for the periods indicated. These prices have been adjusted to reflect the two-for-one stock split effective June 22, 2007, in the form of a stock dividend of one share for each outstanding share to holders of record on June 8, 2007.

2007	High	Low

First Quarter	$42.63	$32.32
Second Quarter	51.35	40.41
Third Quarter	56.08	47.63
Fourth Quarter	74.40	53.08

2008	High	Low

First Quarter	$79.10	$56.00
Second Quarter	74.29	60.65
Third Quarter	77.97	61.50
Fourth Quarter	76.50	48.37

2009	High	Low

First Quarter	$59.63	$42.75
Second Quarter (through June 4, 2009)	66.57	45.06

The last reported sale price of our common stock as reported by the NASDAQ on June 4, 2009 was $62.29 per share. On May 31, 2009, there were 248,169,814 shares of our common stock outstanding held by approximately 244,000 stockholders.

DIVIDEND POLICY

Our board of directors has not declared any cash dividends on our common stock since our initial public offering. The board of directors does not currently intend to declare any cash dividends in the foreseeable future.

We have a stock repurchase program, originally announced on October 25, 1996. There is no limit on the duration of the program. During 2007 we repurchased 23.1 million shares for $1.14 billion and during 2008 we repurchased 7.2 million shares for $494.4 million. There have been no share repurchases in 2009 as of the date of this prospectus supplement. Additional share repurchases, if any, will be made in such amounts and at such times as we deem appropriate based upon prevailing market and business conditions and other factors. In the event that the acquisition is not consummated, we may use a portion of the net proceeds from this offering to effect share repurchases.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined statement of operations for fiscal 2008 and the three months ended March 31, 2009 give effect to the acquisition and related financing transactions, including this offering and the debt offering (collectively, the “transactions”) as if they had occurred on the first day of the earliest period presented. The unaudited pro forma condensed combined balance sheet as of March 31, 2009 gives effect to the transactions as if they had occurred on March 31, 2009.

The pro forma adjustments are preliminary and have been made solely for purposes of developing the pro forma financial information for illustrative purposes necessary to comply with the requirements of the SEC. The actual results reported in periods following the transactions may differ significantly from that reflected in these pro forma financial statements for a number of reasons, including but not limited to, differences between the assumptions used to prepare these pro forma financial statements and actual amounts, cost savings from operating efficiencies, differences resulting from the new PBM agreement, potential synergies, and the impact of the incremental costs incurred in integrating the PBM business. In addition, no adjustments have been made for non-recurring items related to the transactions or the transition services agreement. As a result, the pro forma information does not purport to be indicative of what the financial condition or results of operations would have been had the transactions been completed on the applicable dates of this pro forma financial information. The pro forma financial statements are based upon the historical financial statements of Express Scripts and the PBM business and do not purport to project the future financial condition and results of operations after giving effect to the transactions.

We have agreed to enter into a transition services agreement with WellPoint at the closing of the acquisition, pursuant to which WellPoint will provide certain services, such as information technology services, human resources services, existing procurement vendor services, finance services, real estate services and print mail services (and including services provided by third parties) to us in order to facilitate the transactions contemplated by the acquisition agreement and the migration of the PBM business from WellPoint to us in accordance with the PBM agreement. We believe that the costs associated with the transition services agreement will not be materially different from the costs of the administrative services that WellPoint currently provides to the PBM business which are included within the PBM business’ historical financial statements. As such, no pro forma adjustment has been made for the transition services agreement.

No pro forma adjustments have been included with respect to the new PBM agreement. We do not believe appropriate assumptions could be made to estimate an accurate pro forma adjustment for the new PBM agreement. We will have new pricing agreements with WellPoint, the supply chain contracts will be different and we expect to achieve substantial economies of scale. Accordingly, we would expect that had the PBM agreement been in effect during the periods presented, our pro forma operating income would have been higher than that reflected in the pro forma financial statements.

The pro forma adjustments and related assumptions are described in the accompanying notes presented on the following pages. The pro forma adjustments are based on assumptions relating to the consideration paid and the allocation thereof to the assets acquired and liabilities of the PBM business based on preliminary estimates of fair value. The final purchase price and the allocation thereof will differ from that reflected in the pro forma financial statements after final valuation procedures are performed and amounts are finalized following the completion of the transactions.

In addition, the unaudited pro forma condensed combined financial information does not reflect any cost savings from operating efficiencies, synergies or other restructurings that could result from the acquisition or the new PBM agreement.

The following unaudited pro forma condensed combined financial information is derived from the historical financial statements of Express Scripts, Inc. and the PBM business and has been prepared to illustrate the effects of the acquisition of the PBM business by Express Scripts, the receipt of $1.4 billion of proceeds from this offering, as well as from the $2.5 billion debt offering. The pro forma financial information should be read in conjunction with the historical financial statements and the accompanying notes of Express Scripts and the PBM business included in the Current Report on Form 8-K filed with the SEC on June 2, 2009, and the Quarterly Report on Form 10-Q of Express Scripts for the quarter ended March 31, 2009, filed with the SEC on April 29, 2009.

Unaudited Pro Forma Condensed Combined Balance Sheet
March 31, 2009

	Express	PBM	Pro Forma			Pro Forma
	Scripts	Business	Adjustments			Combined
	(In millions)

ASSETS
Current assets:
Cash and cash equivalents	$725.0	$6.7	$(706.7)	(A	)(B)	$25.0
Restricted cash and investments	6.1	—	—			6.1
Receivables, net	1,200.8	828.3	—			2,029.1
Related party receivable	—	519.1	518.7	(E	)	1,037.8
Inventories	180.1	61.1	—			241.2
Deferred taxes	120.3	20.1	(20.1)	(B	)	120.3
Prepaid expenses and other current assets	24.5	2.1	—			26.6

Total current assets	2,256.8	1,437.4	(208.1)			3,486.1
Property and equipment, net	219.6	59.1	(19.5)	(C	)	259.2
Goodwill	2,880.9	165.1	2,370.5	(D	)	5,416.5
Other intangible assets, net	323.0	127.6	1,455.7	(D	)	1,906.3
Other assets	28.4	0.5	—			28.9

Total assets	$5,708.7	$1,789.7	$3,598.6			$11,097.0

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Claims and rebates payable	$1,365.4	$808.9	$518.7	(E	)	$2,693.0
Accounts payable	490.9	—	—			490.9
Accrued expenses	489.9	218.2	(149.3)	(B	)	558.8
Current maturities of long-term debt	520.1	—	237.3	(A	)	757.4
Current liabilities of discontinued operations	4.9	—	—			4.9

Total current liabilities	2,871.2	1,027.1	606.7			4,505.0
Long-term debt	1,160.3	—	2,491.6	(A	)	3,651.9
Other liabilities	377.2	57.0	(53.5)	(B	)	380.7

Total liabilities	4,408.7	1,084.1	3,044.8			8,537.6

Stockholders’ equity:
Preferred stock	—	—	—			—
Common stock	3.2	—	0.2	(F	)	3.4
Additional paid-in capital	645.7	—	1,364.2	(F	)	2,009.9
Accumulated other comprehensive income	4.9	—	—			4.9
Retained earnings	3,575.4	705.6	(810.6)	(F	)	3,470.4

	4,229.2	705.6	553.8			5,488.6
Common stock in treasury at cost	(2,929.2)	—	—			(2,929.2)

Total stockholders’ equity	1,300.0	705.6	553.8			2,559.4

Total liabilities and stockholders’ equity	$5,708.7	$1,789.7	$3,598.6			$11,097.0

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Fiscal Year Ended December 31, 2008

	Express	PBM	Pro Forma		Pro Forma
	Scripts	Business	Adjustments		Combined
	(In millions, except per share data)

Revenues	$21,978.0	$17,178.1	$(1,254.0)	(G)	$37,902.1
Cost of revenues	19,937.1	16,408.1	(1,179.9)	(H)	35,165.3

Gross profit	2,040.9	770.0	(74.1)		2,736.8
Selling, general and administrative	760.4	417.8	25.4	(I)	1,203.6

Operating income	1,280.5	352.2	(99.5)		1,533.2

Other (expense) income:
Non-operating charges, net	(2.0)	—	—		(2.0)
Undistributed loss from joint venture	(0.3)	—	—		(0.3)
Interest income	13.0	—	1.3	(G)	14.3
Interest expense	(77.6)	—	(158.4)	(J)	(236.0)

	(66.9)	—	(157.1)		(224.0)

Income before income taxes	1,213.6	352.2	(256.6)		1,309.2
Provision (benefit) for income taxes	434.0	124.9	(83.7)	(K)	475.2

Net income from continuing operations	$779.6	$227.3	$(172.9)		$834.0

Weighted average number of common shares outstanding during the period:
Basic:	248.9	—	23.0	(L)	271.9
Diluted:	251.8	—	23.0	(L)	274.8
Basic earnings per share from continuing operations:	$3.13	$—	$—		$3.07
Diluted earnings per share from continuing operations:	$3.10	$—	$—		$3.03

See accompanying notes to the unaudited pro forma condensed combined financial statements

Unaudited Pro Forma Condensed Combined Statement of Operations
For the Three Months Ended March 31, 2009

	Express	PBM	Pro Forma		Pro Forma
	Scripts	Business	Adjustments		Combined
	(In millions, except per share data)

Revenues	$5,422.8	$4,317.4	$(339.3	) (G)	$9,400.9
Cost of revenues	4,888.7	4,107.2	(319.8	) (H)	8,676.1

Gross profit	534.1	210.2	(19.5)		724.8
Selling, general and administrative	178.6	110.6	4.6	(I)	293.8

Operating income	355.5	99.6	(24.1)		431.0

Other (expense) income:
Interest income	0.9	—	0.1	(G)	1.0
Interest expense	(17.1)	—	(39.5	) (J)	(56.6)

	(16.2)	—	(39.4)		(55.6)

Income before income taxes	339.3	99.6	(63.5)		375.4
Provision for income taxes	124.6	33.2	(17.4	) (K)	140.4

Net income from continuing operations	$214.7	$66.4	$(46.1)		$235.0

Weighted average number of common shares outstanding during the period:
Basic:	247.6	—	23.0	(L)	270.6
Diluted:	249.3	—	23.0	(L)	272.3

Basic earnings per share from continuing operations:	$0.87	$—	$—		$0.87
Diluted earnings per share from continuing operations:	$0.86	$—	$—		$0.86

See accompanying notes to the unaudited pro forma condensed combined financial statements

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

Note 1 —	Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting under existing U.S. GAAP standards and are based on our historical consolidated financial statements and financial statements of the PBM business for fiscal 2008 and as of and for the three months ended March 31, 2009.

The unaudited pro forma condensed combined statement of operations for fiscal 2008 and for the three months ended March 31, 2009 give effect to the pending acquisition as if it had occurred on the first day of the earliest period presented. The unaudited pro forma condensed combined balance sheet as of March 31, 2009 gives effect to the acquisition as if it had occurred on March 31, 2009.

We prepared the unaudited pro forma condensed combined financial information using the acquisition method of accounting, which is based on Statement of Financial Accounting Standard (“SFAS”) No. 141R, “Business Combinations” (“FAS 141R”). FAS 141R uses the fair value concepts defined in SFAS No. 157, “Fair Value Measurements” (“FAS 157”). We have adopted both FAS 141R and FAS 157 as required.

FAS 141R requires, among other things, that most assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. In addition, FAS 141R establishes that the consideration transferred be measured at the closing date of the acquisition at the then-current market price. Our intent is to use the proceeds from this offering and the debt offering to pay cash to WellPoint as consideration for the acquisition. The transaction fees for the acquisition will be expensed as incurred under FAS 141R and are estimated to be $39 million. The transaction fees have been excluded from the unaudited pro forma condensed combined statement of operations as they are non-recurring and are reflected as borrowings under the credit facility revolver and as an adjustment to retained earnings on the unaudited pro forma condensed combined balance sheet.

FAS 157 defines the term ‘fair value’ and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of inputs used to develop the fair value measures. Fair value is defined in FAS No. 157 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, we may be required to record assets that we do not intend to use or sell (defensive assets) and/or to value assets at fair value measurements that do not reflect our intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that other professionals, applying reasonable judgment to the same facts and circumstances, could develop and support a range of alternative estimated amounts.

The assumptions and related pro forma adjustments described below have been developed based on assumptions and adjustments, including assumptions relating to the consideration paid and the allocation thereof to the assets acquired and liabilities assumed from WellPoint based on preliminary estimates of fair value. The final purchase price allocation will differ from that reflected in the pro forma financial statements after final valuation procedures are performed and amounts are finalized following the completion of the transactions.

The unaudited pro forma condensed combined financial statements are provided for illustrative purposes only and do not purport to represent what our actual consolidated results of operations or consolidated financial position would have been had the acquisition occurred on the dates assumed, nor are they necessarily indicative of our future consolidated results of operations or financial position.

The unaudited pro forma condensed combined financial statements do not reflect any cost savings from operating efficiencies, synergies or other restructurings that could result from the acquisition or any adjustment for the new PBM agreement.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

Note 2 —	Preliminary Purchase Price

We have entered into the acquisition agreement with WellPoint to acquire the PBM business. The purchase price for the acquisition is estimated as follows, subject to a working capital adjustment (in millions):

Estimated Purchase Price:
Minimum cash to be paid to WellPoint	$3,275
Additional cash (or value of shares of our common stock to be issued to WellPoint)	1,400

Total Purchase Price	$4,675

In connection with the acquisition, we have entered into a debt commitment letter with a syndicate of commercial banks to provide up to $2.5 billion in financing for the acquisition under the committed credit facility. The commitment will be reduced to approximately $18 million upon completion of the offerings. We do not currently plan to borrow funds under the committed credit facility.

We intend to use the proceeds from this offering to cover a portion of the purchase price in lieu of issuing any shares of our common stock to WellPoint.

Note 3 —	Preliminary Purchase Price Allocation

We will allocate the purchase price paid by us to the fair value of the PBM business assets acquired and liabilities assumed. The pro forma purchase price allocation below has been developed based on preliminary estimates of fair value using the historical financial statements of the PBM business as of March 31, 2009. In addition, the allocation of the purchase price to acquired intangible assets is based on preliminary fair value estimates and subject to the final management analyses, with the assistance of valuation advisors, at the completion of the acquisition. The intangible assets are comprised of customer contracts and relationships with a weighted average useful life of 15 years, which is consistent with the estimated benefit period. The residual amount of the purchase price after preliminary allocation to identifiable intangibles has been allocated to goodwill. The actual amounts recorded when the acquisition is complete may differ materially from the pro forma amounts presented as follows (in millions):

Tangible assets acquired:
Current assets	$1,410.6
Property and equipment, net (See Note 4(C))	39.6
Other non-current assets	0.5

Total tangible assets acquired	1,450.7
Value assigned to identifiable intangible assets acquired	1,570.0
Liabilities assumed	(881.3)

Total assets acquired in excess of liabilities assumed	2,139.4

Goodwill	2,535.6

Total purchase price	$4,675.0

Tangible assets acquired, as used in the calculation above, excludes the PBM business’ cash and cash equivalents and deferred tax assets prior to the acquisition but includes related parties receivables because it will be paid in accordance with the acquisition agreement. Liabilities assumed, as used in the calculation above, primarily include rebates and claims payable and exclude the PBM business’ income taxes payable to WellPoint and deferred tax liabilities as these will not be paid in accordance with the acquisition agreement.

We have determined that goodwill arising from the acquisition will be deductible for tax purposes. Express Scripts and WellPoint have agreed to make an election under Section 338(h)(10) of the Internal Revenue Code with respect to the acquisition of NextRx, Inc. and NextRx Services, Inc. We estimate the net present value of future cash

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

savings to us from the deduction to be between $800 million and $1.2 billion depending upon the discount factor and tax rate assumed.

Note 4 —	Unaudited Pro Forma Adjustments

Unaudited Pro Forma Condensed Combined Balance Sheet

(A) Adjustment reflects the use of $700.0 million of cash, which is anticipated to be available at the closing of the acquisition, to fund a portion of the acquisition consideration.  The Company expects that the cash balance reflected in the March 31, 2009 pro forma balance sheet will be increased from excess cash generated from operations prior to consummation of the acquisition and/or all or a portion of the net proceeds the Company may receive upon exercise of the underwriters’ over-allotment option, if the over-allotment option is exercised.

Sources of funds:
Cash on hand	$700.0
Additional borrowings from revolver under existing credit facility	237.3
Net proceeds of the debt offering(1)	2,478.3
Net proceeds of this offering(2)	1,364.4

Total Sources of Funds	$4,780.0

Uses of funds:
Payment to WellPoint	$4,675.0
Transaction costs(3)	105.0

Total Uses of Funds	$4,780.0

(1)	Net proceeds of the debt offering are calculated based on $2.5 billion of gross proceeds less original issue discount of $8.4 million and financing costs of $13.3 million. These financing costs will be amortized over an estimated weighted average period of 5.2 years and are reflected in other intangible assets, net.

(2)	Net proceeds of this offering are calculated based on $1.4 billion of gross proceeds less $38.6 million of issuance costs which will be offset against the proceeds. These costs are reflected as a reduction of equity.

(3)	In accordance with FAS 141R, the costs related to the acquisition will be expensed as they are incurred. These include $39 million primarily related to legal, banker, accounting and filing fees and $66 million related to financing costs for the committed credit facility. As we do not anticipate drawing on the committed credit facility, we anticipate the commitment will be terminated at the closing of the acquisition and thus the fees related to such committed credit facility will be written off at that time.

(B)	Elimination of the PBM business’ assets and liabilities not acquired

These adjustments eliminate the PBM business’ assets and liabilities which are not being acquired and are not disclosed elsewhere in these notes. As of March 31, 2009, these were comprised of the PBM business’ cash and cash equivalents of $6.7 million, current deferred tax assets of $20.1 million, income taxes payable of $149.3 million and non-current deferred tax liability of $53.5 million.

(C)	Property, plant and equipment

Adjustment includes the fair value estimate of the property, plant and equipment being acquired of $39.6 million and removal of certain PBM business assets which are not being acquired.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

(D)	Goodwill and Intangibles

The net adjustment to goodwill includes the elimination of the PBM business’ pre-acquisition goodwill balances and is calculated as follows (in millions):

Purchase price allocation to goodwill (Note 3)	$2,535.6
Elimination of pre-acquisition PBM business goodwill:	(165.1)

Total adjustment to goodwill	$2,370.5

The net adjustment to other intangible assets, net, is calculated as follows (in millions):

New intangibles recorded:
Value assigned to customer contracts and relationships acquired	$1,570.0
Debt issuance costs	13.3
Elimination of pre-acquisition intangibles:
PBM business pre-acquisition other intangibles	(127.6)

Total adjustment to other intangible assets, net	$1,455.7

See Note 3 for the estimated purchase price allocation.

(E)	Claims and rebates payable

This reflects a conforming accounting adjustment for a difference in the PBM business’ contractual arrangements with the retail pharmacies from the contractual arrangements we have with retail pharmacies. The corresponding offset was recorded as a related party receivable.

(F)	Equity adjustments

The historical stockholders’ equity of the PBM business will be eliminated upon the completion of the acquisition. Our total stockholders’ equity after giving effect to the acquisition will be increased over the pre-acquisition amounts by the fair value of any common stock issued in connection with the purchase price. We will issue 23 million shares of our common stock in this offering. The gross proceeds are $1.4 billion ($1.6 billion if the underwriters’ over-allotment option is exercised in full) at the public offering price of $61.00. The calculation of the pro forma adjustments to common stock and additional paid-in capital, or APIC, is as follows (in millions):

		Additional
	Common	Paid-in
	Stock	Capital

Par value of common stock to be issued	$0.2	$—
APIC impact of shares issued	—	1,402.8
Estimated issuance fees (See Note (A))	—	(38.6)

Total pro forma adjustment	$0.2	$1,364.2

The following is a summary of the adjustment to retained earnings (in millions):

Retained Earnings

Elimination of the PBM business parent company’s net investment	$(705.6)
Acquisition related transaction fees (See Note (A))	(39.0)
Write-off of committed credit facility fees (See Note (A))	(66.0)

Total pro forma adjustment	$(810.6)

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

Unaudited Pro Forma Condensed Combined Statements of Operations

(G)	Revenues

A reclassification adjustment was made for the PBM business’ rebates and administrative fees payable to clients to conform to our presentation of these amounts. These were presented as cost of revenues within the PBM business’ historical financials. The total reclassification, which reduces revenues, was $339.2 million for the three months ended March 31, 2009 and $1,252.7 million for fiscal 2008. In addition, a reclassification of the PBM business’ investment income from revenues to interest income was made to conform to our presentation. The total investment income reclassification was $0.1 million for the three months ended March 31, 2009 and $1.3 million for fiscal 2008.

(H)	Cost of revenues

As noted above in section (G) Revenues, an adjustment was made to reclassify the PBM business’ rebates and administrative fees payable to clients to conform to our presentation. Also, an adjustment was made to reclassify the PBM business’ direct costs associated with dispensing prescriptions to conform to our presentation. The prescription dispensing expenses were classified as general and administrative expenses in the PBM business’ historical financial statements. The calculation of the pro forma adjustments to cost of revenues is as follows (in millions):

	Three Months	Fiscal Year
	Ended	Ended
	March 31, 2009	December 31, 2008

Reclassification of rebates and administrative fees payable to clients	$(339.2)	$(1,252.7)
Reclassification of direct costs associated with dispensing prescriptions	18.5	69.3
Depreciation expense (See (I) Amortization of intangible assets and depreciation expense)	0.9	3.5

Net adjustment to cost of revenues	$(319.8)	$(1,179.9)

(I)	Selling, general and administrative expense

Amortization of intangible assets

Adjustments have been included to record the estimated net increase in amortization expense for other intangible assets. The incremental amortization expense was calculated using a preliminary weighted average estimated useful life of 15 years, which is consistent with the estimated benefit period, to amortize the preliminary estimated value of $1,570 million assigned to customer contracts and relationships. A 10% change in the amount allocated to identifiable intangible assets would increase or decrease annual amortization expense by approximately $10 million. An increase or decrease in the estimated useful life would increase or decrease annual amortization expense by approximately $7 million. The calculation of the incremental amortization expense is as follows (in millions):

	Three Months	Fiscal Year
	Ended	Ended
	March 31, 2009	December 31, 2008

Estimated amortization expense for identifiable intangible assets acquired	$27.3	$109.0
Less: amortization expense recorded by the PBM business	(2.0)	(8.2)

Incremental amortization expense	$25.3	$100.8

The amount allocated to identifiable intangible assets and the estimated useful lives are based on preliminary fair value estimates under the guidance of FAS 141R and FAS 157. The purchase price allocation for identifiable

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

intangible assets is preliminary and was made only for the purpose of presenting the pro forma combined financial information.

In accordance with FAS 141R and FAS 157, we will finalize the analysis of the fair value of the assets acquired and liabilities assumed resulting from the acquisition for purpose of allocating the purchase price. It is possible that the final valuation of identifiable intangible assets could be materially different from our estimates.

Depreciation expense

The change in depreciation expense is a result of adjusting the acquired property and equipment to an estimated fair value of $39.6 million based on estimated remaining useful lives ranging from 1 to 2 years for computer software, 4 to 10 years for furniture, equipment and leasehold improvements and 38 years for a building. There are certain PBM business assets that we are not acquiring from WellPoint. These assets and associated depreciation are excluded from the adjusted pro forma financial statements. The calculation of the depreciation expense is as follows (in millions):

	Three Months	Fiscal Year
	Ended	Ended
	March 31, 2009	December 31, 2008

Cost of revenues depreciation expense	$0.9	$3.5

Selling, general and administrative depreciation expense*	0.6	2.4
Less: depreciation expense recorded by the PBM business	(2.8)	(8.5)

Net depreciation adjustment to selling, general and administrative	$(2.2)	$(6.1)

*	Summary of adjustment to selling, general and administrative expense

	Three Months	Fiscal Year
	Ended	Ended
	March 31, 2009	December 31, 2008

Incremental amortization expense	$25.3	$100.8
Depreciation adjustment	(2.2)	(6.1)
Reclassification of direct costs associated with dispensing prescriptions to Cost of revenues (See Note (H) Cost of revenues)	(18.5)	(69.3)

Net adjustment to selling, general and administrative expense	$4.6	$25.4

(J)	Interest Expense

The interest expense adjustment included in the unaudited pro forma condensed combined statement of operations reflects the additional interest expense, using a weighted average interest rate of 6.1%, which includes the effect of the $8.4 million original issue discount, for the notes as well as the amortization of the related deferred financing fees. The weighted average interest is calculated based on 40% of the notes due in 2012 with an interest rate of 5.25%, 40% of the notes due in 2014 with an interest rate of 6.25% and 20% of the notes due in 2019 with an interest rate of 7.25%. We will incur $13.3 million of deferred financing fees with a weighted average amortization period of 5.2 years, in connection with the notes.

We intend to draw upon our current credit facility revolver for the portion of the purchase price that is not funded through other sources. We estimate the interest on the revolver to be 1.9% using a six month LIBOR rate as of June 4, 2009, plus a margin of 75 basis points.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements — (Continued)

The adjustment to interest expense is calculated as follows (in millions):

	Three Months	Fiscal Year
	Ended	Ended
	March 31, 2009	December 31, 2008

Interest expense on the notes with a 6.1% weighted average rate which includes the effect of the original issue discount	$37.8	$151.3
Incremental interest on revolver draw at 1.9%	1.1	4.6
Amortization of deferred financing fees recorded in connection with the notes	0.6	2.5

Adjustment amount	$39.5	$158.4

(K)	Income taxes

Adjustments reflect the income tax effect of the pro forma combined income tax provision of 37.4% for the three months ended March 31, 2009 and 36.3% for the fiscal year ended December 31, 2008, based on applicable federal and state statutory tax rates. The fiscal year ended December 31, 2008 tax rate reflects our non-recurring net tax benefits of $7.7 million.

(L)	Basic and diluted shares

Reflects the pro forma total number of shares outstanding giving effect to this offering (assuming no exercise of the underwriters’ over-allotment option).

DESCRIPTION OF COMMON STOCK

Please read the information discussed under the heading “Description of Capital Stock” beginning on page 2 of the accompanying prospectus. As of May 31, 2009, we had 1,000,000,000 shares of authorized common stock, par value $0.01 per share, of which 248,169,814 shares were outstanding.

Upon completion of this offering, 271,169,814 shares of our common stock will be outstanding, based on the number of shares outstanding on May 31, 2009 (assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding stock options and “stock settled” stock appreciation rights granted to our employees in respect of approximately 9 million shares of common stock with a weighted average exercise price of $40.09 as of May 31, 2009). See “Risk Factors — This offering is expected to be dilutive, and there may be future dilution of our common stock.”

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated June 4, 2009, we have agreed to sell to the underwriters named below, for whom J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. are acting as representatives, the following respective number of shares of common stock:

Number of
Underwriters	Shares

J.P. Morgan Securities Inc.	5,826,667
Credit Suisse Securities (USA) LLC	5,826,667
Citigroup Global Markets Inc.	5,826,666
ABN AMRO Incorporated	1,380,000
Deutsche Bank Securities Inc.	1,380,000
SunTrust Robinson Humphrey, Inc.	1,380,000
Wachovia Capital Markets, LLC	1,380,000
Total	23,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the shares if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the shares may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 3,450,000 additional shares at the public offering price less underwriting discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of the shares.

We have agreed with the underwriters, for a period of 90 days, beginning June 4, 2009, not to (i) offer, sell, issue, pledge, contract to sell, or otherwise dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for common stock (collectively, “lock-up securities”), (ii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership of lock-up securities, (iii) establish or increase a put equivalent position or liquidate or decrease a call equivalent position in lock-up securities within the meaning of Section 16 of the Exchange Act or (iv) file with the SEC a registration statement relating to lock-up securities, or publicly disclose the intention to take any such action, in each case, without the prior written consent of each of J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc.

The foregoing paragraph shall not apply to (i) issuances of lock-up securities pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options already outstanding, (ii) grants of certain employee stock options, (iii) issuances of lock-up securities pursuant to the exercise of such options, (iv) issuances of lock-up securities pursuant to the company’s dividend reinvestment plan, (v) on or prior to the consummation of the acquisition, issuances of up to $1.4 billion of lock-up securities to WellPoint in accordance with the acquisition agreement or (vi) issuances of lock-up securities in an amount up to $1.4 billion, less the net proceeds from all underwritten equity offerings by the company, including this offering, during the lock-up period.

Our directors and executive officers are subject to similar restrictions for a period of 60 days, beginning June 4, 2009, subject to certain exceptions.

Shares sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be sold at a discount from the public offering price of up to $1.00650 per share. After the offering, the underwriters may change the public offering price and concession.

The following table summarizes the compensation and estimated expenses we will pay.

	Per Share		Total
	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Underwriting Discounts and Commissions paid by us	$1.6775	$1.6775	$38,582,500	$44,369,875
Expenses payable by us	$0.1305	$0.1135	$3,000,000	$3,000,000

The shares are being offered for sale in the United States and in jurisdictions outside the United States, subject to applicable law.

In relation to each member state of the European Economic Area which has implemented the prospectus directive (each, a “relevant member state”), each underwriter represents and agrees that with effect from and including the date on which the prospectus directive is implemented in that relevant member state (the “relevant implementation date”) it has not made and will not make an offer of shares to the public in that relevant member state prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the prospectus directive, except that it may, with effect from and including the relevant implementation date, make an offer of shares to the public in that relevant member state at any time,

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the prospectus directive) subject to obtaining the prior consent of the manager for any such offer; or

(d) in any other circumstances which do not require the publication by Express Scripts of a prospectus pursuant to Article 3 of the prospectus directive.

For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in that member state by any measure implementing the prospectus directive in that member state and the expression “prospectus directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

Each of the underwriters severally represents, warrants and agrees as follows:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b) it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act or contribute to payments which the underwriters may be required to make in that respect.

Some of the underwriters or their affiliates have provided investment or commercial banking services to us or our affiliates in the past and are likely to do so in the future. In particular, J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., have advised us on the acquisition. An affiliate of

J.P. Morgan Securities Inc. is a lender and co-documentation agent under our term loan and revolving credit facility. An affiliate of Credit Suisse Securities (USA) LLC is a lender, joint lead arranger, joint book running manager and administrative agent under our term loan and revolving credit facility. Citigroup Global Markets Inc. is also a lender, joint lead arranger, joint book running manager and syndication agent under our term loan and revolving credit facility. In addition, J.P. Morgan Securities Inc., Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., and/or their affiliates have agreed to provide the debt financing, exercisable at our option, to be used to finance the acquisition. These commitments will be reduced to approximately $18 million upon consummation of this offering and the debt offering. In each case, we pay customary fees as compensation for these roles.

In connection with the offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares originally sold by the syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the shares or preventing or retarding a decline in the market price of the shares. As a result, the price of the shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement will be passed on for us by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The underwriters are being represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

The audited financial statements and financial statement schedule incorporated in this prospectus supplement by reference to Express Scripts, Inc.’s Current Report on Form 8-K dated June 2, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K of Express Scripts, Inc. for the year ended December 31, 2008 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Medical Services Company the registrant acquired as of December 31, 2008) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Pharmacy Benefit Management Business of WellPoint, Inc. appearing in the Current Report on Form 8-K of Express Scripts, Inc. filed with the SEC on June 2, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Express Scripts, Inc.

The SEC allows us to “incorporate by reference” information into this prospectus supplement and any accompanying prospectus, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus supplement, and information filed with the SEC subsequent to this prospectus supplement and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus supplement the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on February 25, 2009 (other than the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and financial statements therein, which have been superseded by the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and financial statements in the Current Report on Form 8-K filed on June 2, 2009);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on April 29, 2009 (other than the financial statements therein, which have been superseded by the financial statements in the Current Report on Form 8-K filed on June 2, 2009);

•	The portions of our Definitive Proxy Statement on Schedule 14A filed on April 16, 2009, that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	Our Current Reports on Form 8-K filed on January 15, 2009, March 3, 2009, March 10, 2009, April 3, 2009, April 14, 2009 and June 2, 2009;

•	The description of our common stock (previously known as the Class A Common Stock) as contained in Item 9 of Amendment No. 1 of our Registration Statement on Form S-1 filed May 12, 1992, as updated by our Prospectus dated November 1, 2000 (filed November 2, 2000) under the caption “Description of Capital Stock,” our Proxy Statement dated April 9, 2001 under the caption “IV. Proposed Amended and Restated Certificate of Incorporation,” our Proxy Statement dated April 16, 2004 under the caption “II. Proposal to Approve and Ratify an Amendment to the Company’s Amended and Restated Certificate of Incorporation to Increase the number of Authorized Shares of the Company’s Common Stock,” our Proxy Statement dated April 18, 2006 under the caption “II. Proposal to Approve and Ratify an Amendment to the Express Scripts, Inc. Amended and Restated Certificate of Incorporation to Increase the number of Authorized Shares of the Company’s Common Stock from 275,000,000 to 650,000,000,” and our Proxy Statement dated April 14, 2008 under the caption “II. Proposal to Approve and Ratify an Amendment to the Express Scripts, Inc. Amended and Restated Certificate of Incorporation to Increase the Number of Authorized Shares of the Company’s Common Stock from 650,000,000 Shares to 1,000,000,000 Shares,” including any further amendment or report filed for the purpose of updating such description; and

•	The description of our rights plan as contained in Item 1 of our Registration Statement on Form 8-A, filed on July 31, 2001, including all amendments and reports filed for the purpose of updating such description.

We also incorporate by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus supplement and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus supplement from the respective dates of filing of those documents.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus supplement is delivered, a copy of any and all of the documents which are incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement (other than exhibits unless such exhibits are specifically incorporated by reference in such documents).

You may request a copy of these documents by writing or telephoning us at:

Investor Relations
Express Scripts, Inc.
One Express Way
St. Louis, Missouri 63121
(314) 810-3115
investor.relations@express-scripts.com

PROSPECTUS

EXPRESS SCRIPTS, INC.

COMMON STOCK
PREFERRED STOCK
DEBT SECURITIES
WARRANTS
SUBSCRIPTION RIGHTS
PURCHASE CONTRACTS
PURCHASE UNITS

We may offer and sell from time to time our securities in one or more classes or series and in amounts, at prices and on terms that we will determine at the times of the offerings. Our subsidiaries may guarantee any debt securities that we issue under this prospectus. We may from time to time offer to sell together or separately in one or more offerings:

•	common stock;

•	preferred stock;

•	debt securities, which may be senior, subordinated or junior subordinated and convertible or non-convertible;

•	warrants to purchase common stock, preferred stock or debt securities;

•	subscription rights to purchase common stock, preferred stock, debt securities or other securities;

•	purchase contracts; and

•	purchase units.

This prospectus describes some of the general terms that may apply to these securities. We will provide the specific prices and terms of these securities in one or more supplements to this prospectus at the time of the offering. You should read this prospectus and the accompanying prospectus supplement carefully before you make your investment decision.

We may offer and sell these securities through underwriters, dealers or agents or directly to purchasers, on a continuous or delayed basis. These securities may also be resold by selling security holders. The prospectus supplement for each offering will describe in detail the plan of distribution for that offering and will set forth the names of any underwriters, dealers or agents involved in the offering and any applicable fees, commissions or discount arrangements.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement or a free writing prospectus.

Our common stock is listed on the NASDAQ Global Select Market under the trading symbol “ESRX.” Each prospectus supplement will indicate whether the securities offered thereby will be listed on any securities exchange.

Investing in our securities involves a high degree of risk. See “Risk Factors” in our most recent Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q and in any applicable prospectus supplement and/or other offering material for a discussion of certain factors which should be considered in an investment of the securities which may be offered hereby.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus or the accompanying prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 2, 2009.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”) using a “shelf” registration process. Under the shelf registration process, we may from time to time sell any combination of the securities described in this prospectus in one or more offerings.

This prospectus only provides you with a general description of the securities we may offer. Each time we sell securities we will provide a supplement to this prospectus and/or other offering material that will contain specific information about the terms of that offering, including the specific amounts, prices and terms of the securities offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should carefully read both this prospectus and any accompanying prospectus supplement or other offering materials, together with the additional information described under the heading “Where You Can Find More Information” beginning on page 13 of this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus, any supplement to this prospectus or other offering material filed by us with the SEC. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

This prospectus and any accompanying prospectus supplement or other offering materials do not contain all of the information included in the registration statement as permitted by the rules and regulations of the SEC. For further information, we refer you to the registration statement on Form S-3, including its exhibits. We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (“Exchange Act”), and, therefore, file reports and other information with the SEC. Statements contained in this prospectus and any accompanying prospectus supplement or other offering materials about the provisions or contents of any agreement or other document are only summaries. If SEC rules require that any agreement or document be filed as an exhibit to the registration statement, you should refer to that agreement or document for its complete contents.

You should not assume that the information in this prospectus, any prospectus supplement or any other offering materials is accurate as of any date other than the date on the front of each document. Our business, financial condition, results of operations and prospects may have changed since then.

In this prospectus, unless otherwise specified or the context requires otherwise, we use the terms “Express Scripts,” the “Company,” “we,” “us” and “our” to refer to Express Scripts, Inc. and its subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information we have included or incorporated by reference in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference, contain or may contain forward-looking statements. These forward-looking statements include, among others, statements of our plans, objectives, expectations (financial or otherwise) or intentions.

Our forward-looking statements involve risks and uncertainties. Our actual results may differ significantly from those projected or suggested in any forward-looking statements. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. Factors that might cause such a difference to occur include, but are not limited to:

•	uncertainties associated with our acquisitions, including our acquisition of the PBM business from WellPoint, Inc., which include uncertainties as to the satisfaction or waiver of conditions to closing, integration risks and costs, uncertainties associated with client retention and repricing of client contracts, and uncertainties associated with the operations of acquired businesses;

•	results in regulatory matters including potential healthcare reform initiatives, the adoption of new legislation or regulations (including increased costs associated with compliance with new laws and regulations and the

ii

impact of such matters on the healthcare marketplace), more aggressive enforcement of existing legislation or regulations, or a change in the interpretation of existing legislation or regulations;

•	our leverage and debt service obligations, including the effect of certain covenants in our borrowing agreements, access to capital and increases in interest rates;

•	continued pressure on margins resulting from client demands for lower prices or different pricing approaches, enhanced service offerings and/or higher service levels;

•	costs and uncertainties of adverse results in litigation, including a number of pending class action cases that challenge certain of our business practices;

•	the possible loss, or adverse modification of the terms, of contracts with pharmacies in our retail pharmacy network;

•	the possible termination of, or unfavorable modification to, contracts with key clients or providers, some of which could have a material impact on our financial results;

•	our ability to maintain growth rates, or to control operating or capital costs, including the impact of declines in prescription drug utilization resulting from the current economic environment;

•	competition in the pharmacy benefit management, or PBM, and specialty pharmacy industries, and our ability to consummate contract negotiations with prospective clients, as well as competition from new competitors offering services that may, in whole or in part, replace services that we now provide to our customers;

•	changes in industry pricing benchmarks such as average wholesale price and average manufacturer price, which could have the effect of reducing prices and margins;

•	increased compliance risk relating to our contracts with the Department of Defense TRICARE Management Activity and various state governments and agencies;

•	uncertainties and risks regarding the Medicare Part D prescription drug benefit, including the financial impact to us to the extent we participate in the program on a risk-bearing basis, uncertainties of client or member losses to other providers under Medicare Part D, implementation of regulations that adversely affect our profitability or cash flow, and increased regulatory risk;

•	the possible loss, or adverse modification of the terms, of relationships with pharmaceutical manufacturers, or changes in pricing, discount or other practices of pharmaceutical manufacturers or interruption of the supply of any pharmaceutical products;

•	in connection with our specialty pharmacy business, the possible loss, or adverse modification of the terms of our contracts with a limited number of biopharmaceutical companies from whom we acquire specialty pharmaceuticals;

•	the use and protection of the intellectual property, data, and tangible assets that we use in our business, or infringement or alleged infringement by us of intellectual property claimed by others;

•	general developments in the healthcare industry, including the impact of increases in healthcare costs, government programs to control healthcare costs, changes in drug utilization and cost patterns and introductions of new drugs;

•	increase in credit risk relative to our clients due to adverse economic trends or other factors; and

•	other risks described from time to time in our filings with the SEC.

These and other relevant factors, including those risk factors identified in our Annual Report on Form 10-K, our Quarterly Report on Form 10-Q and our other filings under the Securities Exchange Act of 1934, or the Exchange Act, parts of which are incorporated by reference in this prospectus, should be carefully considered when reviewing any forward-looking statement. See “Where You Can Find More Information.”

iii

EXPRESS SCRIPTS, INC.

We are one of the largest full-service pharmacy benefit management companies in North America and we provide healthcare management and administration services on behalf of our clients, which include health maintenance organizations, health insurers, third-party administrators, employers, union-sponsored benefit plans, workers’ compensation plans and government health programs. We assist plan sponsors in addressing access and affordability concerns resulting from rising drug costs while helping to improve health outcomes. We also work with clients, manufacturers, pharmacies and physicians to increase efficiency in the drug distribution chain, to manage costs in pharmacy benefit, and to improve members’ health outcomes and satisfaction. During the first quarter of 2009, we changed our reportable segments to Pharmacy Benefit Management (“PBM”) and Emerging Markets (“EM”). For the three months ended March 31, 2009, our PBM segment contributed approximately 99% of our operating income.

Our integrated PBM services include network claims processing, home delivery services, patient care and direct specialty home delivery to patients, benefit design consultation, drug utilization review, formulary management, drug data analysis services, distribution of injectable drugs to patients’ homes and physicians offices, bio-pharma services, and fulfillment of prescriptions to low-income patients through manufacturer-sponsored patient assistance programs and company-sponsored generic patient assistance programs. Our specialty pharmacy operations have been integrated with our PBM operations in order to maximize its growth and improve efficiency. Through our EM segment, we provide services including distribution of pharmaceuticals and medical supplies to providers and clinics, distribution of sample units to physicians and verification of practitioner licensure, fertility services to providers and patients, healthcare account administration and implementation of consumer-directed healthcare solutions.

Revenue generated by our segments can be classified as either tangible product revenue or service revenue. We earn tangible product revenue from the sale of prescription drugs by retail pharmacies in our retail pharmacy networks and from dispensing prescription drugs from our home delivery and specialty pharmacies. Service revenue includes administrative fees associated with the administration of retail pharmacy networks contracted by certain clients, market research programs, medication counseling services, certain specialty distribution services, and sample fulfillment and accountability services. Tangible product revenue generated by our PBM and EM segments represented approximately 99% of revenues for both the three months ended March 31, 2009 and the same period of 2008.

During 2008, we established the Center for Cost-Effective Consumerism which assists us in the advancement of our understanding of consumers and the way they use healthcare. The center combines our industry-leading research capabilities with insights from a multidisciplinary advisory board of national experts in the science of human behavior and decision making. Using work done by the center, we plan to better position our plan sponsors to achieve the lowest cost drug mix (e.g., generics), maximum therapy adherence (in key classes), greatest use of most cost-effective delivery channel, uncompromising safety standards and increasing member engagement and satisfaction.

During 2008, we processed approximately 506.3 million adjusted claims, generating approximately $22.0 billion of revenue, $779.6 million of net income from continuing operations and $1.4 billion of EBITDA. On average, we earned $2.72 of EBITDA per adjusted claim in 2008 versus $2.34 in 2007. During the three months ended March 31, 2009, we processed approximately 124.1 million adjusted claims, generating $5.4 billion of revenue, $214.7 million of net income from continuing operations and $380.1 million of EBITDA. We averaged $3.06 of EBITDA per adjusted claim during this latest three-month period versus $2.46 for the same three-month period in 2008. EBITDA is earnings before other income (expense), interest, taxes, depreciation and amortization, or operating income plus depreciation and amortization.

On April 9, 2009, we entered into a Stock and Interest Purchase Agreement (the “acquisition agreement”) with WellPoint, Inc., (“WellPoint”). The acquisition agreement provides that we will purchase the Pharmacy Benefit Management Business of WellPoint (the “PBM business”), including all of the shares and equity interests of three WellPoint subsidiaries, NextRx, Inc., NextRx Services, Inc., and NextRx, LLC (collectively, “NextRx”) in exchange for total consideration of $4.675 billion, composed of $3.275 billion in cash and $1.4 billion in shares of our common stock (valued based on the average closing price of our common stock over the 60 days preceding the closing of the acquisition) (the “acquisition”). We may, in our discretion, replace all or any portion of the common stock consideration with cash. At the closing of the acquisition, we will enter into a 10-year contract with WellPoint under which we will provide PBM services to WellPoint and its designated affiliates. The PBM business provides PBM services to approximately 25 million members and manages more than 265 million adjusted claims annually.

We were incorporated in Missouri in September 1986 and were reincorporated in Delaware in March 1992. Our principal executive offices are located at One Express Way, St. Louis, Missouri 63121 and our telephone number at that address is (314) 996-0900. Our website address is www.express-scripts.com. The information on, or accessible through, our website is not part of this prospectus and should not be relied upon in connection with making any investment decision with respect to the securities offered by this prospectus.

RISK FACTORS

You should consider the specific risks described in our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, the risk factors described under the caption “Risk Factors” in any applicable prospectus supplement and any risk factors set forth in our other filings with the SEC, pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, before making an investment decision. Each of the risks described in these documents could materially and adversely affect our business, financial condition, results of operations and prospects, and could result in a partial or complete loss of your investment. See “Where You Can Find More Information” beginning on page 13 of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement and/or other offering material. Unless otherwise set forth in a prospectus supplement, we will not receive any proceeds in the event that securities are sold by a selling security holder.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Three Months
	Ended March 31,	Year Ended December 31,
	2009	2008	2007	2006	2005	2004

Ratio of Earnings to Fixed Charges(1)	18.6x	14.8x	9.0x	8.1x	14.6x	10.3x

(1)	For purposes of calculating the ratio of earnings to fixed charges, earnings represent income before income taxes and equity earnings from affiliates plus fixed charges. Fixed charges include interest expense and our estimate of the interest component of rent expense.

As of the date of this prospectus, we had no preferred stock outstanding.

DESCRIPTION OF SECURITIES

This prospectus contains summary descriptions of the common stock, preferred stock, debt securities, warrants, subscription rights, purchase contracts and purchase units that we may offer and sell from time to time. These summary descriptions are not meant to be complete descriptions of each security. The particular terms of any security will be described in the applicable prospectus supplement.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock consists of 1,000,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share, of which 100,000 have been designated Series A Junior Participating Preferred Stock. As of May 31, 2009, there were 248,169,814 shares of our common stock outstanding (including 71,095,754 shares held in treasury) and no shares of preferred stock were outstanding. On such date, 6,549,609 shares of common stock were subject to outstanding options and 2,507,355 shares of common stock were subject to stock settled appreciation rights (SSRs).

The following description of the terms of our common stock and preferred stock is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation, as amended, our third amended and restated bylaws and rights plan, each of which are filed as an exhibit to the registration statement of which this prospectus is a part, and the applicable provisions of the General Corporation Law of the State of Delaware. To find out where copies of our certificate of incorporation and by-laws can be obtained, see “Where You Can Find More Information.” beginning on page 13 of this prospectus.

Common Stock

The outstanding shares of our common stock are fully paid and nonassessable. Each holder of our common stock is entitled to one vote per share upon all questions presented to stockholders. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities. There are also no redemption or sinking fund provisions applicable to our common stock.

Subject to the preferences applicable to any shares of our preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends when and as declared by our board of directors from funds legally available therefore and are entitled, in the event of liquidation, to share ratably in all assets remaining paid after payment of liquidation.

Our common stock is listed on the NASDAQ Global Select Market under the symbol “ESRX.” The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the following terms of the preferred stock:

•	the designation of each series;

•	the number of shares of each series, the designation of such series, as well as the powers, preferences, and rights, as well as the qualifications, limitations, or restrictions thereof;

•	the liquidation preferences;

•	dividends rights and the dividend rate, if any;

•	the rights and terms of conversion, if any;

•	the voting rights, if any;

•	the rights and terms of redemption (including sinking fund provisions), if any, and the redemption price; and

•	the rights of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs.

It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of the preferred stock. However, any or all of these rights may be greater than the rights of our common stock and effects of the issuances of any preferred stock might include:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; and

•	delaying or preventing a change in control of our company.

Any or all of these rights may be greater than the rights of our common stock. Our board of directors has designated 100,000 shares of preferred stock “Series A Junior Participating Preferred Stock,” which shares are issuable upon certain events specified in our rights plan, as described below.

Rights Plan

On July 25, 2001, our board of directors declared a dividend of one preferred stock purchase right for each share of common stock, par value $0.01 per share. The dividend was paid on August 10, 2001. As long as the rights are attached to our common stock, we will issue one right (subject to adjustment) with each new share of our common stock so that all shares of our stock will have attached rights.

When exercisable, each right will entitle the registered holder to purchase one one-thousandth of a share of Series A Junior Participating Preferred Stock from us at a price of $300.00 per one one-thousandth of a share of Series A Junior Participating Preferred Stock, subject to adjustment. Until a right is exercised, the holder of the right has no right to vote or receive dividends or any other rights as a stockholder as a result of holding the right. The rights trade automatically with shares of our common stock and may be exercised only in connection with certain attempts to take us over. The rights are designed to protect our interests and the interest of our stockholders against coercive takeover tactics and to encourage potential acquirors to negotiate with our board of directors before attempting a takeover. The preferred stock purchase rights theoretically could, but are not intended to, deter takeover proposals that might be in the best interests of our stockholders.

The description and terms of the preferred stock purchase rights set forth above is not complete and is qualified in its entirety by reference to the rights agreement, dated as of July 25, 2001 (as the same may be amended from time to time), between us and American Stock Transfer & Trust Company, as Rights Agent which is filed as an exhibit to the registration statement of which this prospectus is a part. The rights expire on July 25, 2011, unless this expiration date is extended or the rights are otherwise redeemed or exchanged at an earlier date.

Restated Certificate of Incorporation and Bylaw Provisions

Various provisions contained in our amended and restated certificate of incorporation and third amended and restated bylaws could delay or discourage some transactions involving an actual or potential change in control of us or our management and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests. These provisions:

•	authorize our board of directors to establish one or more series of undesignated preferred stock, the terms of which can be determined by the board of directors at the time of issuance;

•	require that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	provide an advanced written notice procedure with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors;

•	state that special meetings of our stockholders may be called only by the chairman of the board of directors, the chief executive officer or a majority of the directors in office;

•	provide that certain provisions of our third amended and restated bylaws can be amended only by supermajority vote (66 2/3%) of the outstanding shares; and

•	allow our directors, and not our stockholders, to fill vacancies on our board of directors, including vacancies resulting from removal or enlargement of the board.

DESCRIPTION OF DEBT SECURITIES

This section describes the general terms and provisions of the debt securities that we may issue separately, upon exercise of a debt warrant, in connection with a stock purchase contract or as part of a stock purchase unit from time to time in the form of one or more series of debt securities. The applicable prospectus supplement and/or other offering material will describe the specific terms of the debt securities offered through that prospectus supplement as well as any general terms described in this section that will not apply to those debt securities. The debt securities will be issued under an indenture among us, certain of our domestic subsidiaries that may guarantee the securities and Union Bank, N.A., as trustee.

We have summarized selected provisions of the indenture below. The summary is not complete. The form of the indenture has been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part, and you should read the indenture for provisions that may be important to you. In the summary below, we have included references to article or section numbers of the indenture so that you can easily locate these provisions. Whenever we refer in this prospectus or in the prospectus supplement to particular article or sections or defined terms of the indentures, those article or sections or defined terms are incorporated by reference herein or therein, as applicable. Capitalized terms used in the summary have the meanings specified in the indenture.

General

The indenture provides that debt securities in separate series may be issued under the indenture from time to time without limitation as to the aggregate principal amount. We may specify a maximum aggregate principal amount for the debt securities of any series (Section 301). We will determine the terms and conditions of the debt securities, including the maturity, principal and interest, but those terms must be consistent with the indenture.

The applicable prospectus supplement will set forth or describe the following terms of each series of such debt securities:

•	the title of the debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the price or prices at which the debt securities will be offered;

•	the person to whom any interest on the debt securities will be payable;

•	the dates on which the principal of the debt securities will be payable;

•	the interest rate or rates that the debt securities will bear and the interest payment dates for the debt securities;

•	the places where payments on the debt securities will be payable;

•	any periods within which, and terms upon which, the debt securities may be redeemed, in whole or in part, at our option;

•	any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem the debt securities;

•	the portion of the principal amount, if less than all, of the debt securities that will be payable upon declaration of acceleration of the maturity of the debt securities;

•	whether the debt securities are defeasible and any changes or additions to the indenture’s defeasance provisions;

•	whether the debt securities are convertible into our common stock and, if so, the terms and conditions upon which conversion will be effected;

•	any addition to or change in the events of default with respect to the debt securities;

•	any addition to or change in the covenants in the indenture;

•	whether any of our subsidiaries will provide guarantees of the debt securities; and

•	any other terms of the debt securities not inconsistent with the provisions of the indenture (Section 301).

The indenture does not limit the amount of debt securities that may be issued. The indenture allows debt securities to be issued up to the principal amount that we may authorize and may be in any currency or currency unit we designate.

Debt securities, including Original Issue Discount Securities (as defined in the indenture), may be sold at a substantial discount below their principal amount. Special U.S. federal income tax considerations applicable to debt securities sold at an original issue discount may be described in the applicable prospectus supplement. In addition, special U.S. federal income tax or other considerations applicable to any debt securities that are denominated in a currency or currency unit other than U.S. dollars may be described in the applicable prospectus supplement.

Subsidiary Guarantees

If specified in the prospectus supplement, certain of our subsidiaries (our “subsidiary guarantors”) will guarantee the debt securities of a series.

Conversion Rights

The debt securities may be converted into other of our securities, if at all, according to the terms and conditions of an applicable prospectus supplement. Such terms will include the conversion price, the conversion period, provisions as to whether conversion will be at our option or the option of the holders of such series of debt securities, the events requiring an adjustment of the conversion price, and provisions affecting conversion in the event of the redemption of such series of debt securities.

Consolidation, Merger and Sale of Assets

Unless otherwise specified in the prospectus supplement, we may not consolidate with or merge into, or transfer, lease or otherwise dispose of all or substantially all of our assets to, any person, and may not permit any person to consolidate with or merge into us, unless:

•	the successor person (if any) is a corporation, limited liability company, partnership, trust or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations with respect to the debt securities under the indentures;

•	immediately after giving pro forma effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, exists; and

•	we deliver to the trustee an officers’ certificate and opinion of counsel stating that the transaction and the related supplemental indenture comply with the applicable provisions of the indenture and all applicable conditions precedent have been satisfied (Section 801).

Events of Default

Unless otherwise specified in the prospectus supplement, each of the following will constitute an event of default under the indenture with respect to debt securities of any series:

(1) failure to pay principal of or any premium on any debt security of that series when due;

(2) failure to pay any interest on any debt securities of that series when due, that is not cured within 30 days;

(3) failure to deposit any sinking fund payment, when due, in respect of any debt security of that series, that is not cured within 30 days;

(4) failure to perform any of our other covenants in such indenture (other than a covenant included in such indenture solely for the benefit of a series other than that series or that is not made applicable to that series), that is not cured within 90 days after written notice has been given by the trustee, or the holders of at least 25% in principal amount of the outstanding debt securities of that series, as provided in such indenture; or

(5) certain events of bankruptcy, insolvency or reorganization affecting us or any of our significant subsidiaries.

If an event of default (other than an event of default with respect to Express Scripts described in clause (5) above) with respect to the debt securities of any series at the time outstanding occurs and is continuing, either the trustee by notice to us or the holders of at least 25% in principal amount of the outstanding debt securities of that series by notice to us and the trustee may declare the principal amount of the debt securities of that series (or, in the case of any Original Issue Discount Security, such portion of the principal amount of such security as may be specified in the terms of such security) to be due and payable immediately. If an event of default with respect to Express Scripts described in clause (5) above with respect to the debt securities of any series at the time outstanding occurs, the principal amount of all the debt securities of that series (or, in the case of any such Original Issue Discount Security, such specified amount) will automatically, and without any action by the trustee or any holder, become immediately due and payable. After any such a declaration of acceleration, but before a judgment or decree based on acceleration, the holders of a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such declaration if all events of default, other than the non-payment of accelerated principal (or other specified amount), have been cured or waived as provided in the indenture (Section 502). For information as to waiver of defaults, see “— Modification and Waiver” below.

Subject to the provisions of the indenture relating to the duties of the trustee in case an event of default has occurred and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of debt securities, unless such holders have offered to the trustee indemnity satisfactory to it (Section 603). Subject to such provisions for the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debt securities of that series (Section 512).

No holder of a debt security of any series will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture, unless:

•	such holder has previously given the trustee written notice of a continuing event of default with respect to the debt securities of that series;

•	the holders of at least 25% in principal amount of the outstanding debt securities of that series made a written request to pursue the remedy, and such holders have offered the trustee indemnity satisfactory to it and if requested, provide the trustee for losses incurred in connection with pursuit of the remedy; and

•	the trustee fails to comply with the request, and does not receive from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with such request, within 60 days after such notice, request and offer (Section 507).

However, such limitations do not apply to a suit instituted by a holder of a debt security to enforce the payment of the principal of or any premium or interest on such debt security on or after the applicable due date specified in such debt security or, if applicable, to convert such debt security (Sections 507 and 508).

We will be required to furnish to the trustee annually a statement by certain of our officers as to whether or not we, to our knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture and, if so, specifying all such known defaults (Section 1004).

Modification and Waiver

Unless otherwise specified in the prospectus supplement, modifications and amendments of the indenture may be made by us, our subsidiary guarantors, if applicable, and the trustee with the consent of the holders of a majority in principal amount of the outstanding debt securities of each series affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of, or any premium or interest on, any debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of any debt security;

•	change the place, manner or currency of payment of principal of, or any premium or interest on, any debt security;

•	impair the right to institute suit for the enforcement of any payment due on or any conversion right with respect to any debt securities in a manner adverse to the holders of such debt securities;

•	except as provided in the indenture, release the guarantee of a subsidiary guarantor;

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding debt securities of any series necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults;

•	modify such provisions with respect to modification, amendment or waiver; or

•	change the ranking of any series of debt securities (Section 902).

Unless otherwise specified in the prospectus supplement, the holders of a majority in principal amount of the outstanding debt securities of any series may waive compliance by us with certain restrictive provisions of the indenture (Section 902). The holders of a majority in principal amount of the outstanding debt securities of any series may also waive any past default under the indenture, except a default:

•	in the payment of principal, premium or interest or the payment of any redemption, purchase or repurchase price;

•	arising from our failure to convert any debt security in accordance with the indenture; or

•	of certain covenants and provisions of the indenture which cannot be amended without the consent of the holder of each outstanding debt security of such series (Section 513).

Satisfaction and Discharge

The indenture will be discharged and will cease to be of further effect as to any series of debt securities (except as to any surviving rights of registration of transfer or exchange of debt securities expressly provided for in the indenture or any other surviving rights expressly provided for in a supplemental indenture) when:

•	either:

•	all debt securities that have been authenticated (except lost, stolen or destroyed debt securities that have been replaced or paid and debt securities for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the trustee for cancellation; or

•	all debt securities that have not been delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity within one year or are to be called for redemption within one year under arrangements satisfactory to the trustee and in any case we have deposited with the trustee as trust funds U.S. dollars or U.S. government obligations in an amount sufficient, to pay the entire indebtedness of such debt securities not delivered to the trustee for cancellation, for principal, premium, if any, and accrued interest to the stated maturity or redemption date;

•	we have paid or caused to be paid all other sums payable by us under the indenture; and

•	we have delivered an officers’ certificate and an opinion of counsel to the trustee stating that we have satisfied all conditions precedent to satisfaction and discharge of the indenture with respect to the debt securities (Section 401).

Legal Defeasance and Covenant Defeasance

Legal Defeasance.  We and, if applicable, each subsidiary guarantor will be discharged from all our obligations with respect to such debt securities (except for certain obligations to convert, exchange or register the transfer of debt securities, to replace stolen, lost or mutilated debt securities, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the holders of such debt securities of money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent certified public accountants, to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the indenture and such debt securities. Such defeasance or discharge may occur only if, among other things:

(1) we have delivered to the trustee an opinion of counsel to the effect that we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and legal defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and legal defeasance were not to occur;

(2) no event of default or event that with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing at the time of such deposit or, with respect to any event of default described in clause (5) under “— Events of Default,” at any time until 90 days after such deposit;

(3) such deposit and defeasance will not result in a breach or violation of, or constitute a default under, the indenture or any other agreement or instrument to which we are a party or by which we are bound; and

(4) we have delivered to the trustee an opinion of counsel to the effect that such defeasance will not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940 (Sections 1302 and 1304).

Covenant Defeasance.  The indentures provide that we may elect, at our option, that our failure to comply with certain restrictive covenants (but not to conversion, if applicable), including those that may be described in the applicable prospectus supplement, and the occurrence of certain events of default which are described above in clause (4) under “Events of Default” and any that may be described in the applicable prospectus supplement, will not be deemed to either be or result in an event of default with respect to such debt securities. In order to exercise such option, we must deposit, in trust for the benefit of the holders of such debt securities, money or U.S. government obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient, in the opinion of a nationally recognized firm of independent certified public accountants, to pay the principal of and any premium and interest on such debt securities on the respective stated maturities in accordance with the terms of the indenture and such debt securities. Such covenant defeasance may occur only if we have delivered to the trustee an opinion of counsel that in effect says that holders of such debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and covenant defeasance and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and covenant defeasance were not to occur, and the requirements set forth in clauses (2), (3), and (4) under the heading — “Legal Defeasance” above are satisfied. If we exercise this option with respect to any debt securities and such debt securities were declared due and payable because of the occurrence of any event of default, the amount of money and U.S. government obligations so deposited in trust would be sufficient to pay amounts due on such debt securities at the time of their respective stated maturities but may not be sufficient to pay amounts due on such debt securities upon any acceleration resulting from such event of default. In such case, we would remain liable for such payments (Sections 1303 and 1304).

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of common stock, preferred stock or debt securities. We may issue warrants independently or together with any offered securities. The warrants may be attached to or separate from those offered securities. We will issue the warrants under one or more warrant agreements to be entered into between us and a warrant agent to be named in the applicable prospectus supplement. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

The prospectus supplement relating to any warrants that we may offer will contain the specific terms of the warrants. These terms may include the following:

•	the title of the warrants;

•	the price or prices at which the warrants will be issued;

•	the designation, amount and terms of the securities for which the warrants are exercisable;

•	the designation and terms of the other securities, if any, with which the warrants are to be issued and the number of warrants issued with each other security;

•	the aggregate number of warrants;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the warrants or the exercise price of the warrants;

•	the price or prices at which the securities purchasable upon exercise of the warrants may be purchased;

•	if applicable, the date on and after which the warrants and the securities purchasable upon exercise of the warrants will be separately transferable;

•	a discussion of any material U.S. federal income tax considerations applicable to the exercise of the warrants;

•	the date on which the right to exercise the warrants will commence, and the date on which the right will expire;

•	the maximum or minimum number of warrants that may be exercised at any time;

•	information with respect to book-entry procedures, if any; and

•	any other terms of the warrants, including terms, procedures and limitations relating to the exchange and exercise of the warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase for cash the amount of common stock, preferred stock or debt securities at the exercise price stated or determinable in the applicable prospectus supplement for the warrants. Warrants may be exercised at any time up to the close of business on the expiration date shown in the applicable prospectus supplement, unless otherwise specified in such prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. Warrants may be exercised as described in the applicable prospectus supplement. When the warrant holder makes the payment and properly completes and signs the warrant certificate at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as possible, forward the common stock, preferred stock or debt securities that the warrant holder has purchased. If the warrant holder exercises the warrant for less than all of the warrants represented by the warrant certificate, we will issue a new warrant certificate for the remaining warrants.

The description in the applicable prospectus supplement of any warrants we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable warrant agreement and warrant certificate, which will be filed with the SEC if we offer warrants. For more information on how you can obtain copies of any warrant certificate or warrant agreement if we offer warrants, see “Where You Can Find More Information” beginning on page 13 of this prospectus. We urge you to read the applicable warrant certificate, the applicable warrant agreement and any applicable prospectus supplement in their entirety.

DESCRIPTION OF SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase common stock, preferred stock, debt securities or other securities. We may issue subscription rights independently or together with any other offered security, which may or may not be transferable by the stockholder. In connection with any offering of subscription rights, we may enter into a standby arrangement with one or more underwriters or other purchasers pursuant to which the underwriters or other purchasers may be required to purchase any securities remaining unsubscribed for after such offering.

The prospectus supplement relating to any subscription rights we may offer will contain the specific terms of the subscription rights. These terms may include the following:

•	the price, if any, for the subscription rights;

•	the exercise price payable for each share of common stock, preferred stock, debt securities or other securities upon the exercise of the subscription rights;

•	the number of subscription rights issued to each security holder;

•	the number and terms of each share of common stock, preferred stock, debt securities or other securities which may be purchased per each subscription right;

•	the extent to which the subscription rights are transferable;

•	any provisions for adjustment of the number or amount of securities receivable upon exercise of the subscription rights or the exercise price of the subscription rights;

•	any other terms of the subscription rights, including the terms, procedures and limitations relating to the exchange and exercise of the subscription rights;

•	the date on which the right to exercise the subscription rights shall commence, and the date on which the subscription rights shall expire;

•	the extent to which the subscription rights may include an over-subscription privilege with respect to unsubscribed securities; and

•	if applicable, the material terms of any standby underwriting or purchase arrangement entered into by us in connection with the offering of subscription rights.

The description in the applicable prospectus supplement of any subscription rights we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable subscription rights certificate or subscription rights agreement, which will be filed with the SEC if we offer subscription rights. For more information on how you can obtain copies of any subscription rights certificate or subscription rights agreement if we offer subscription rights, see “Where You Can Find More Information” beginning on page 13 of this prospectus. We urge you to read the applicable subscription rights certificate, the applicable subscription rights agreement and any applicable prospectus supplement in their entirety.

DESCRIPTION OF PURCHASE CONTRACTS AND PURCHASE UNITS

We may issue purchase contracts for the purchase or sale of common stock, preferred stock or debt securities issued by us or by third parties as specified in the applicable prospectus supplement. Each purchase contract will entitle the holder thereof to purchase or sell, and obligate us to sell or purchase on specified dates, such securities at a specified purchase price, which may be based on a formula, all as set forth in the applicable prospectus supplement. We may, however, satisfy our obligations, if any, with respect to any purchase contract by delivering the cash value of such purchase contract or the cash value of the securities otherwise deliverable, as set forth in the applicable prospectus supplement. The applicable prospectus supplement will also specify the methods by which the holders may purchase or sell such securities, and any acceleration, cancellation or termination provisions or other provisions relating to the settlement of a purchase contract. The price per security and the number of securities may be fixed at the time the purchase contracts are entered into or may be determined by reference to a specific formula set forth in the applicable purchase contracts.

The purchase contracts may be issued separately or as part of units consisting of a purchase contract and debt securities or debt obligations of third parties, including U.S. treasury securities, or any other securities described in the applicable prospectus supplement or any combination of the foregoing, securing the holders’ obligations to purchase the securities under the purchase contracts, which we refer to herein as “purchase units.” The purchase contracts may require holders to secure their obligations under the purchase contracts in a specified manner. The purchase contracts also may require us to make periodic payments to the holders of the purchase contracts or the purchase units, as the case may be, or vice versa, and those payments may be unsecured or pre-funded on some basis.

The prospectus supplement relating to any purchase contracts or purchase units we may offer will contain the specific terms of the purchase contracts or purchase units. These terms may include the following:

•	whether the purchase contracts obligate the holder to purchase or sell, or both, our common stock, preferred stock, or debt securities, and the nature and amount of each of those securities, or method of determining those amounts;

•	whether the purchase contracts are to be prepaid or not;

•	whether the purchase contracts are to be settled by delivery, or by reference or linkage to the value, performance or level of our common stock or preferred stock;

•	any acceleration, cancellation, termination or other provisions relating to the settlement of the purchase contracts; and

•	whether the purchase contracts will be issued in fully registered global form.

The description in the applicable prospectus supplement of any purchase contract or purchase unit we offer will not necessarily be complete and will be qualified in its entirety by reference to the applicable purchase contract or purchase unit, which will be filed with the SEC if we offer purchase contracts or purchase units. For more information on how you can obtain copies of any purchase contract or purchase unit we may offer, see “Where You Can Find More Information” beginning on page 13 of this prospectus. We urge you to read the applicable purchase contract or applicable purchase unit and any applicable prospectus supplement in their entirety.

SELLING SECURITY HOLDERS

Information about selling security holders, where applicable, will be set forth in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

PLAN OF DISTRIBUTION

We or the selling security holders may sell the securities offered pursuant to this prospectus in any of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	to or through underwriters, brokers or dealers; or

•	through a combination of any of these methods.

In addition, we may enter into derivative or hedging transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. In connection with such a transaction, the third parties may sell securities covered by and pursuant to this prospectus and an applicable prospectus supplement or free writing prospectus, as the case may be. If so, the third party may use securities borrowed from us or others to settle such sales and may use securities received from us to close out any related short positions. We may also loan or pledge securities covered by this prospectus and an applicable prospectus supplement to third parties, who may sell the loaned securities or, in an event of default in the case of a pledge, sell the pledged securities pursuant to this prospectus and the applicable prospectus supplement or free writing prospectus, as the case may be.

We will identify the specific plan of distribution, including any underwriters, brokers, dealers, agents, selling security holders or direct purchasers and their compensation in a prospectus supplement, in a post-effective amendment, or in filings we make with the SEC under the Exchange Act which are incorporated by reference.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc. (“FINRA”), the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate offering price of the securities offered hereby.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York will provide opinions regarding the authorization and validity of the securities. Skadden, Arps, Slate, Meagher & Flom LLP may also provide opinions regarding certain other matters. Any underwriters will also be advised about legal matters by their own counsel, which will be named in the prospectus supplement.

EXPERTS

The financial statements and financial statement schedule incorporated in this prospectus by reference to Express Scripts Inc.’s Current Report on Form 8-K dated June 2, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K of Express Scripts Inc. for the year ended December 31, 2008 have been so incorporated in reliance on the report (which contains an explanatory paragraph on the effectiveness of internal control over financial reporting due to the exclusion of certain elements of the internal control over financial reporting of the Medical Services Company the registrant acquired as of December 31, 2008) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of the Pharmacy Benefit Management Business of WellPoint, Inc. appearing in the Current Report on Form 8-K of Express Scripts, Inc. filed with the SEC on June 2, 2009 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may inspect without charge any documents filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site, www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including Express Scripts, Inc.

The SEC allows us to “incorporate by reference” information into this prospectus and any accompanying prospectus supplement, which means that we can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this prospectus, and information filed with the SEC subsequent to this prospectus and prior to the termination of the particular offering referred to in such prospectus supplement will automatically be deemed to update and supersede this information. We incorporate by reference into this prospectus and any accompanying prospectus supplement the documents listed below (excluding any portions of such documents that have been “furnished” but not “filed” for purposes of the Exchange Act):

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on February 25, 2009 (other than the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and financial statements therein, which have been superseded by the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and financial statements in the Current Report on Form 8-K filed on June 2, 2009);

•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on April 29, 2009 (other than the financial statements therein, which have been superseded by the financial statements in the Current Report on Form 8-K filed on June 2, 2009);

•	The portions of our Definitive Proxy Statement on Schedule 14A filed on April 16, 2009, that are incorporated by reference into Part III of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008;

•	Our Current Reports on Form 8-K filed on January 15, 2009, March 3, 2009, March 10, 2009, April 3, 2009, April 14, 2009 and June 2, 2009;

•	The description of our common stock (previously known as the Class A Common Stock) as contained in Item 9 of Amendment No. 1 of our Registration Statement on Form S-1 filed May 12, 1992, as updated by our Prospectus dated November 1, 2000 (filed November 2, 2000) under the caption “Description of Capital Stock,” our Proxy Statement dated April 9, 2001 under the caption “IV. Proposed Amended and Restated Certificate of Incorporation,” our Proxy Statement dated April 16, 2004 under the caption “II. Proposal to Approve and Ratify an Amendment to the Company’s Amended and Restated Certificate of Incorporation to Increase the number of Authorized Shares of the Company’s Common Stock,” our Proxy Statement dated April 18, 2006 under the caption “II. Proposal to Approve and Ratify an Amendment to the Express Scripts, Inc. Amended and Restated Certificate of Incorporation to Increase the number of Authorized Shares of the Company’s Common Stock from 275,000,000 to 650,000,000,” and our Proxy Statement dated April 14, 2008 under the caption “II. Proposal to Approve and Ratify an Amendment to the Express Scripts, Inc. Amended and Restated Certificate of Incorporation to Increase the Number of Authorized Shares of the Company’s Common Stock from 650,000,000 Shares to 1,000,000,000 Shares,” including any further amendment or report filed for the purpose of updating such description; and

•	The description of our rights plan as contained in Item 1 of our Registration Statement on Form 8-A, filed on July 31, 2001, including all amendments and reports filed for the purpose of updating such description.

We also incorporate by reference any future filings we make with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the date all of the securities offered hereby are sold or the offering is otherwise terminated, with the exception of any information furnished under Item 2.02 and Item 7.01 of Form 8-K, which is not deemed filed and which is not incorporated by reference herein. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

We will provide without charge upon written or oral request to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any and all of the documents which are incorporated by reference into this prospectus but not delivered with this prospectus (other than exhibits unless such exhibits are specifically incorporated by reference in such documents).

You may request a copy of these documents by writing or telephoning us at:

Investor Relations
Express Scripts, Inc.
One Express Way
St. Louis, Missouri 63121
(314) 810-3115
investor.relations@express-scripts.com

23,000,000 Shares

Express Scripts, Inc.

Common Stock

Prospectus Supplement
June 4, 2009

J.P.Morgan
Credit Suisse
Citi

ABN AMRO Incorporated
Deutsche Bank Securities
SunTrust Robinson Humphrey
Wachovia Securities